                                                Filed pursuant to Rule 424(b)(5)
                                                          SEC File No. 333-72210

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 18, 2001)

                                [SIZELER LOGO]

                       SIZELER PROPERTY INVESTORS, INC.

                               3,000,000 Shares
                                 Common Stock

                             --------------------

   We are selling 3,000,000 shares of our common stock. We will receive all of the net proceeds from this sale.

   Our common stock is listed on the New York Stock Exchange under the symbol "SIZ". We have paid a quarterly dividend of $0.23 per share (or an annual amount of $0.92 per share) since the second quarter of 2000. The last reported sale price of our common stock on the New York Stock Exchange on December 19, 2001 was $9.08 per share.

                             --------------------

   Investing in our common stock involves various risks. See "Risk Factors" beginning on page 2 in the accompanying prospectus.

                             --------------------

                                                          Per Share    Total
                                                          --------- -----------
Public offering price....................................  $ 9.08   $27,240,000
Underwriting discount....................................  $0.454   $ 1,362,000
Proceeds to us (before expenses).........................  $8.626   $25,878,000

                             --------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   We have granted the underwriters an option to purchase an additional 450,000 shares of our common stock at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

   We expect that the shares of common stock will be ready for delivery on or about December 26, 2001.

                             --------------------

Ferris, Baker Watts
     Incorporated

             J.J.B. Hilliard, W.L. Lyons, Inc.

                                 Advest, Inc.

                                                     Sterne, Agee & Leach, Inc.

          The date of this prospectus supplement is December 19, 2001

The inside from cover contains four photographs, one each of: Governors Gate in Pensacola, Florida; Southland Mall in Houme, Louisiana; Westward Plaza in West Palm Beach, Florida; and The Georgian in New Orleans, Louisiana, as well as a color map entitled Portfolio Composition with symbols indicating the location of Enclosed Malls, Power Shopping Center, Shopping Centers, and Apartment Complexes.

   You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference therein. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with additional or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus, as well as information previously filed by us with the Securities and Exchange Commission and incorporated by reference in the accompanying prospectus, is accurate only as of the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since such dates.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                             Prospectus Supplement

Disclosure Regarding Forward-Looking Statements..........................  S-1
Summary..................................................................  S-2
Our Company..............................................................  S-6
Capitalization........................................................... S-10
Price Range of Common Stock and Dividends................................ S-11
Selected Financial Data.................................................. S-12
Summary Discussion and Analysis of Financial Condition and Results of
 Operations.............................................................. S-14
Management............................................................... S-18
Underwriting............................................................. S-20
Experts.................................................................. S-21
Legal Matters............................................................ S-21

                                   Prospectus
About This Prospectus....................................................    1
Where You Can Find More Information......................................    1
Incorporation of Certain Documents by Reference..........................    1
About Sizeler Property Investors, Inc....................................    2
Risk Factors.............................................................    2
Disclosure Regarding Forward-Looking Statements..........................    7
Use of Proceeds..........................................................    7
Ratio of Earnings to Fixed Charges.......................................    8
Description of Debt Securities...........................................    8
Description of Capital Stock.............................................   15
Description of Warrants..................................................   19
Certain Provisions of Maryland Law and Our Charter and By-Laws...........   21
Material United States Federal Income Tax Consequences...................   25
Plan of Distribution.....................................................   39
Legal Matters............................................................   40
Experts..................................................................   40

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus include forward-looking statements. When used, the words "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties which could cause our actual results or performance to differ materially from those projected, including:

  . the effect of regional economic conditions, particularly with regard to retail shopping center and multifamily apartment property occupancy and rental growth in Alabama, Florida and Louisiana;

  . our ability to identify and secure additional properties and sites that meet our criteria for acquisition or development;

  . the acceptance of our financing plans by the capital markets and the effect of prevailing market interest rates and the pricing of our stock; and

  . other factors discussed under the heading "Risk Factors" in the accompanying prospectus and as described from time to time in our filings with the SEC.

   We undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus to reflect any change in our expectations or any change in events, conditions or circumstances on which the statement is based.

                                    SUMMARY

   This summary highlights selected information about us. It does not contain all of the information that is important to you in deciding whether to invest in our common stock. To understand this offering fully, you should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors and financial statements, as well as the other documents to which those documents refer you.

                                  Our Company

   We are a self-administered and self-managed real estate investment trust that invests in retail shopping centers and apartment communities in the Gulf Coast region of the southeastern United States. We currently own 29 properties, consisting of 15 retail shopping centers with approximately 2.6 million square feet of gross leasable area and 14 apartment communities containing approximately 3,400 units. Our properties are located in Louisiana (15), Florida (10) and Alabama (4). As of September 30, 2001, our retail shopping centers and apartment properties were approximately 92% and 97% leased, respectively.

   We have made uninterrupted quarterly cash distributions to our stockholders since we commenced operations as a public company in 1987, with a cumulative total of approximately $100 million paid to our stockholders over this time period. We were organized as a Delaware corporation in 1986 and reincorporated as a Maryland corporation in June 2001.

                  Our Investment Objective and Strategic Plan

   Our primary objective is to increase stockholder value through:

  . an effective value-added asset management program which emphasizes increasing funds from operations and the appreciation of property values; and

  . selective development of new properties.

   We own approximately 93 acres of land in proximity or adjacent to our existing properties which is available for development. In 2002, we intend to commence development of the second phase of our Governors Gate apartment community in Pensacola, Florida and a new apartment community in proximity to our North Shore Square Mall in Slidell, Louisiana, totalling approximately 350 units. The expected cost of these new developments is approximately $25 million. We also may make selective property acquisitions and participate with other entities in property ownership, through joint ventures or other types of co-ownership.

   Our strategy for growth is to:

  . control and develop sites in proximity or adjacent to our existing properties in our targeted geographic markets;

  . improve the operating performance of our properties through our effective and efficient leasing and management programs;

  . implement programs of redevelopment or expansion of certain properties;
    and

  . acquire shopping center and apartment properties in the strongest submarkets within our targeted geographic markets.

   We have a general goal of balancing our portfolio between retail shopping centers and apartment communities. We believe our investment in both retail shopping centers and apartment communities, which provide basic necessary services for everyday living, generates a stable revenue stream that reduces our exposure to economic downturns. At September 30, 2001, approximately 60% of our portfolio consisted of investments in retail shopping centers (which accounted for approximately 54% of our total revenues) and 40% consisted of investments in apartment communities (which accounted for approximately 46% of our total revenues).

   We believe that our regional concentration and substantial knowledge of the markets in which we operate afford us a competitive advantage in the identification of real estate trends and investment opportunities within these markets. This advantage should enhance our overall strategy to increase cash flow and portfolio value through:

  . maximizing rental income by achieving an optimum level of rental rates and occupancy levels;

  . operating properties in a cost-effective manner;

  . renovating properties in order to maintain and improve our competitive position and performance in the marketplace; and

  . assessing the most cost-effective sources of capital to finance properties.

                                   Management

   Our four executive officers have an average of approximately 25 years of experience in real estate investment and related fields. Sidney W. Lassen and Thomas A. Masilla have held the positions of Chief Executive Officer and President since 1986 and 1995, respectively. Robert A. Whelan has held the position of Chief Financial Officer since May 1999. James W. Brodie has held the position of Vice President and Secretary since 1991 and 1999, respectively. Our independent directors also have many years of experience in the real estate industry, as well as business, finance and investment management. Our directors and executive officers beneficially own approximately 8% of our common stock and hold options to acquire an additional 7% of our common stock.

                              Recent Developments

   Acquisition of Management Company. On October 5, 2001, we completed the acquisition of Sizeler Real Estate Management Co., Inc. from Sizeler Realty Co., Inc. The purchase price for this acquisition was $3.05 million. For the year ended December 31, 2000, we paid Sizeler Real Estate Management Co., Inc. approximately $3.0 million in management fees and leasing commissions and reimbursement of legal and administrative costs. This management company has been our property manager since 1986. Mr. Lassen, Chairman of our Board of Directors, owned a minority beneficial interest in this management company, with the balance owned by members of his wife's family and her parents' estates. This transaction was approved unanimously by our Board of Directors, after receiving the advice of a committee of independent directors and a fairness opinion from an independent financial advisor. As a result of this transaction, we are now fully self-managed. See "Summary Discussion and Analysis of Financial Condition and Results of Operations--Overview" for a discussion of the treatment of this transaction in our financial statements.

                                  The Offering

Common stock offered.................................. 3,000,000 shares (1)

Common stock to be outstanding after the offering .... 11,470,000 shares (2)(3)

New York Stock Exchange symbol for our common stock... "SIZ"

--------
(1) 3,450,000 shares of common stock if the underwriters exercise their over-allotment option in full.
(2) Based on 8,470,000 shares of common stock outstanding on December 14, 2001.
(3) 11,920,000 shares of common stock if the underwriters exercise their over-allotment option in full. Does not include: 225,000 shares of common stock reserved for issuance under our employee stock option plans; (ii) 1,500,000 shares of common stock reserved for issuance under our dividend reinvestment and share purchase plan; and (iii) 4,760,000 shares of common stock reserved for issuance upon the conversion of our existing 8% convertible subordinated debentures.


                                Use of Proceeds

   The net proceeds to us from the sale of 3,000,000 shares of our common stock in this offering will be approximately $25,378,000 after deducting underwriting discounts and commissions and the estimated expenses of this offering. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds after deducting underwriting discounts and commissions and the estimated expenses of this offering will be approximately $28,950,000.

   We intend to use the net proceeds to develop additional apartment properties consistent with our current business strategy. Currently we have plans to spend approximately $25 million over the next 18 months to develop a second phase of our Governors Gate apartment community in Pensacola, Florida and to develop a new apartment community in proximity to our North Shore Square Mall in Slidell, Louisiana, totalling approximately 350 units.

   Pending the use of the net proceeds for these purposes, we intend to use the net proceeds to reduce amounts outstanding under our bank lines of credit.

             Market Price of and Distributions on Our Common Stock

   Our common stock trades on the New York Stock Exchange under the symbol "SIZ". The high and low sale prices of our common stock as reported on the New York Stock Exchange, and dividend payments on our common stock on a quarterly basis for each of the quarters indicated are shown in a table under the heading "Price Range of Common Stock and Dividends". On December 19, 2001, the closing sale price of our common stock was $9.08 per share as reported on the New York Stock Exchange. As of December 14, 2001, there were 8,470,000 shares of common stock outstanding held by approximately 511 persons of record.

   We have made uninterrupted quarterly distributions to our stockholders since we commenced operations as a public company in 1987, with a cumulative total of approximately $100 million paid to stockholders over this time period. Future dividends will be at the discretion of our board of directors and will depend on a number of factors, including our operating results and financial condition. We cannot assure you that the historical level of dividends will be maintained.

   On December 6, 2001, we paid a $0.23 per share quarterly dividend on our common stock to stockholders of record on November 27, 2001.

   We have made, and we intend to continue to make, timely dividend distributions to our stockholders sufficient to satisfy the annual distribution requirements applicable to REITs under federal income tax law that are discussed under "Material United States Federal Income Tax Consequences" in the accompanying prospectus and to avoid the imposition of federal income and excise taxes on us. However, we cannot assure you that we will be able to make sufficient distributions in any given year to maintain our REIT status and to avoid the imposition of federal income and excise taxes on us.

                                  OUR COMPANY

Our Business

   We are a self-administered and self-managed real estate investment trust that invests in retail shopping centers and apartment communities in the Gulf Coast region of the southeastern United States. We currently own 29 properties, consisting of 15 retail shopping centers with approximately 2.6 million square feet of gross leasable area and 14 apartment communities containing approximately 3,400 units. Our properties are located in Louisiana (15), Florida (10) and Alabama (4). As of September 30, 2001, our retail shopping centers and apartment properties were approximately 92% and 97% leased, respectively.

   Our principal executive offices are located at 2542 Williams Boulevard, Kenner, Louisiana 70062. Our telephone number is (504) 471-6200. We were organized as a Delaware corporation in 1986 and reincorporated as a Maryland corporation in June 2001.

Investment Objective and Strategic Plan

   Our primary objective is to increase stockholder value through:

  . an effective value-added asset management program which emphasizes increasing funds from operations through the appreciation of property values; and

  . selective development of new properties.

   We own approximately 93 acres of land in proximity or adjacent to our existing properties which is available for development. In 2002, we intend to commence development of the second phase of our Governors Gate apartment community in Pensacola, Florida and a new apartment community in proximity to our North Shore Square Mall in Slidell, Louisiana, totalling approximately 350 units. The expected cost of these new developments is approximately $25 million. We also may make selective property acquisitions and participate with other entities in property ownership, through joint ventures or other types of co-ownership.

   Our strategy for growth is to:

  . control and develop sites in proximity or adjacent to existing properties in our targeted geographic markets;

  . improve the operating performance of our properties through our effective and efficient leasing and management programs;

  .   implement programs of redevelopment or expansion of certain properties;
      and

  . acquire shopping center and apartment properties in the strongest submarkets within our targeted geographic markets.

   We have a general goal of balancing our portfolio between retail shopping centers and apartment communities. We believe our investment in both retail shopping centers and apartment communities, which provide basic necessary services for everyday living, generates a stable revenue stream that reduces our exposure to economic downturns. At September 30, 2001, approximately 60% of our portfolio consisted of investments in retail shopping centers (which accounted for approximately 54% of our total revenues) and 40% consisted of investments in apartment communities (which accounted for approximately 46% of our total revenues).

   We believe that our regional concentration and substantial knowledge of the markets in which we operate afford us a competitive advantage in the identification of real estate trends and investment opportunities within these markets. This advantage should enhance our overall strategy to increase cash flow and portfolio value through:

  . maximizing rental income by achieving an optimum level of rental rates and occupancy levels;

  .   operating properties in a cost-effective manner;

  . renovating properties in order to maintain and improve our competitive position and performance in the marketplace; and

  . assessing the most cost-effective sources of capital to finance properties.

   We consider numerous factors in the evaluation of potential real estate investments including, but not limited to, the following:

  . acquisition and/or development cost and initial cash flow in relation to yield objective;

  .   the presence of or proximity to potential environmental issues;

  .   current and historical occupancy levels;

  .   current and historical sales levels of retail tenants;

  .   other characteristics of existing tenants, including credit-worthiness;

  . the potential to increase cash flow through effective property management;

  .   geographic area and demographic profile;

  .   property size and composition of tenants;

  . availability of financing, including the possibility of assuming existing financing or the potential for refinancing;

  . condition, quality of design, construction, and other physical attributes;

  . level of real property taxes and property insurance and the ability to pass through these costs to tenants;

  . current and expected economic environment of local and regional real estate markets;

  . anticipated future treatment under applicable federal, state, and local tax laws and regulations; and

  .   potential for appreciation in value.

   We expect to hold our properties as long-term investments and have no maximum holding period for our properties.

Our Properties

   As of September 30, 2001, our real estate portfolio included interests in 15 retail shopping centers and 14 apartment communities. Of our properties, 15 are unencumbered and 14 are subject to mortgages. Of the encumbered properties, 12 are apartment communities and two are retail shopping centers.

   The following table sets forth information concerning our real estate investments as of September 30, 2001:

                                                                       Percent
                                                    Gross Leasable   Leased (c)
                                                    Area in Square  September 30,    Number of
                                 Year    Year Last     Feet or      -------------    Tenants/        Significant Tenants/
 Description                  Completed  Renovated  Rentable Units   2000   2001   Occupants(e)          Occupants(e)
 -----------                  ---------- ---------- --------------  ------ ------  ------------  ----------------------------
 Regional Enclosed Malls (3)
 Hammond Square (Hammond,
  Louisiana)................     1978    1992, 1995     361,000       88%    88%         57      JC Penney, Sears, Dillard's,
                                                        431,000(a)    90%    90%                 Rite Aid, Lerner Shops

 North Shore Square
  (Slidell, Louisiana)......     1986    1995, 2001     355,000       98%    98%         77      JC Penney, Sears, Dillard's,
                                                        623,000(a)    99%    99%                 Mervyn's Camelot Music

 Southland Mall
  (Houma, Louisiana)........  1970, 1981    1994        431,000(d)    94%    93%         85      JC Penney, Sears, Dillard's,
                                                        585,000(a)    96%    95%                 Rite Aid, Lerner Shops,
                                                                                                 American Eagle


 Power Shopping Centers (3)
 Lantana Plaza (Palm Beach
  County, Florida)..........     1992       1999        274,000       97%    99%         20      K Mart, Home Depot, Food
                                                                                                 Lion, Burger King

 Town & Country
  (Palatka, Florida)........     1989       2000        199,000       82%    82%         11      K Mart, Publix

 Westward (W. Palm Beach,
  Florida).................   1961, 1990 1995, 2000     221,000       97%    97%         22      Circuit City, Office Depot,
                                                                                                 PetsMart, Sports
                                                                                                 Authority, Old Navy

 Community Shopping Centers (9)
 Airline Park (Metairie,
  Louisiana)...............      1973    1986, 2001      54,000       61%    92%          8      Rite Aid, Harbor Freight,
                                                                                                  Sears, McDonalds

 Azalea Gardens (Jefferson,
  Louisiana)...............      1950       1986         45,000      100%   100%          3      Winn Dixie, Family Dollar

 Colonial (Harahan,
  Louisiana)...............      1981    1987, 1999      45,000      100%   100%          3      State Farm, Discount Auto
                                                                                                  Parts

 Gonzales Plaza (Gonzales,
  Louisiana)...............      1989            --      73,000       29%    29%          7      Blockbuster
                                                        290,000(a)    73%    82%

 Rainbow Square (Dunnellon,
  Florida).................      1986            --      75,000       99%    99%         12      Kash-N-Karry, Walgreens,
                                                        117,000(a)    99%    99%                  Beall's Outlet Store

 Southwood (b) (Gretna,
  Louisiana)...............      1986          2001      40,000      100%   100%          9      T J Maxx

 Weeki Wachee Village
  (Weeki Wachee, Florida)..      1987          2000      82,000       85%    89%         17      Eckerds, Winn Dixie

 Westgate (Alexandria,
  Louisiana)...............      1964    1987, 2001     208,000       98%    98%         14      Sutherland Building Materials,
                                                                                                  Big Lots, Autozone

 Westland (Kenner,
  Louisiana)...............      1966    1990, 1999     109,000       99%    99%         13      Universal Furniture, Eckerds
                                                     ----------                         ---
                                                      2,572,000       91%(f) 92%(f)     358
                                                     ==========                         ===
 Apartments (14)
 Bel Air (Mobile,
  Alabama).................   1968, 1974         --   202 units       96%    94%
 Bryn Mawr (Naples,
  Florida).................         1991       1999   240 units       99%    98%
 Colonial Manor (Harahan,
  Louisiana)...............         1967       1994    48 units      100%   100%
 Garden Lane (Gretna,
  Louisiana)...............   1966, 1971       1999   262 units      100%    97%
 Georgian (New Orleans,
  Louisiana)...............   1951, 1980       1993   135 units       99%    97%
 Governors Gate (Pensacola,
  Florida).................         1999         --   240 units       97%    99%
 Hampton Park (Mobile,
  Alabama).................         1977       1995   300 units       96%    97%
 Jamestown Estates
  (Pensacola, Florida).....    1971-1972         --   177 units       99%    95%
 Lafayette Square (Mobile,
  Alabama).................    1969-1972 1995, 1999   675 units       98%    94%
 Lakeview Club (Ft.
  Lauderdale, Florida).....         1992         --   443 units      100%   100%
 Magnolia Place (New
  Iberia, Louisiana).......         1984         --   148 units       95%   100%
 Pine Bend (Mobile,
  Alabama).................         1979         --   152 units       95%    98%
 Steeplechase (Lafayette,
  Louisiana)...............         1982         --   192 units       95%   100%
 Woodcliff (Pensacola,
  Florida).................         1977       1999   184 units      100%    96%
                                                    -----------
                                                    3,398 units       98%(f) 97%(f)
                                                    ===========

--------
(a) The larger number is the total area of the indicated center, including owner-occupied stores in which we have no ownership interest. Hammond Square and Southland Mall have stores owned by Dillard Department Stores, Inc., comprising 70,000 s.f. and 154,000 s.f. of space, respectively; North Shore Square Mall has stores owned by Dillard Department Stores, Inc. comprising 116,000 s.f. and 77,000 s.f. of space, and Mervyn's comprising 75,000 s.f. of space; Gonzales Plaza and Rainbow Square Shopping Centers have stores owned by Wal-Mart Stores, Inc., comprising 217,000 s.f. and 42,000 s.f., respectively.
(b) We have a 50% partnership interest in Southwood Shopping Center.
(c) Except as otherwise noted in (a), we define "leased" as an executed conveyance whereby the tenant possesses the premises, including those in which the tenant may not have commenced occupancy or rental payments. Percent leased for retail is computed as the ratio of total space leased, including anchor stores, to total leasable space, expressed as a percentage.
(d) During 2000 we removed 36,000 s.f. from retail use.
(e) None of the owner-occupants set forth in note (a) above are our tenants.
(f) Represents weighted average occupancy for the respective period.

Tenants

   Our tenants consist of national, regional and local retailers for our retail properties, and individual leases for our apartment properties. Our retail properties generally attract tenants who provide basic necessary services for everyday living to local customers. We believe sales of these items are less sensitive to fluctuations in the business cycle than higher priced retail items. No single tenant currently represents more than 3.0% of the total annual base rent of our retail properties or more than 2.0% of our total annual revenue. The list below shows our ten largest tenants as of September 30, 2001:


                                                     Percent of Total Percent of
                                                     Annual Base Rent   Total
                                   No. of  Minimum      of Retail       Annual
              Tenant               Stores    Rent     Properties(1)   Revenue(1)
              ------               ------ ---------- ---------------- ----------
K-Mart............................    2   $  832,000        2.9%         1.6%
Home Depot........................    1      824,000        2.9%         1.6%
J.C. Penney.......................    3      809,000        2.9%         1.6%
Sports Authority..................    1      454,000        1.6%         0.9%
Sears.............................    3      397,000        1.4%         0.8%
Publix............................    1      365,000        1.3%         0.7%
Circuit City......................    1      333,000        1.2%         0.6%
Office Depot......................    1      281,000        1.0%         0.5%
Old Navy..........................    1      281,000        1.0%         0.5%
Food Lion.........................    1      254,000        0.9%         0.5%
                                    ---   ----------       ----          ---
  Total...........................   15   $4,830,000       17.0%         9.4%
                                    ===   ==========       ====          ===

--------
(1) Based on rent revenues for the year ended December 31, 2000. Our year 2000 total revenue was $51,441,000 and our year 2000 total base rent of retail properties was $28,353,000.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001 on a historical basis and as adjusted to reflect this offering and the application of the net proceeds thereof. You should read this information in conjunction with our consolidated financial information and accompanying notes, which are incorporated by reference into the accompanying prospectus.

                                                     As of September 30, 2001
                                                     --------------------------
                                                          (unaudited)
                                                                    As
                                                      Actual   Adjusted (1)
                                                     --------  ------------
                                                        (in thousands)
Indebtedness (2)
  Notes payable..................................... $ 31,512    $  6,134
  Mortgage indebtedness (3).........................  111,776     111,776
  Convertible subordinated debentures...............   61,878      61,878
Shareholders' equity (2)
  Series A preferred stock, 40,000 shares
   authorized, none issued..........................       --          --
  Common stock, par value $0.0001 per share,
   53,960,000 shares authorized, 8,368,000 shares
   issued and outstanding, 11,368,000 shares issued
   and outstanding, as adjusted (4)(5)..............        1           1
  Additional paid-in capital........................  121,917     147,295
  Cumulative net income.............................   42,336      42,336
  Cumulative distributions paid.....................  (97,572)    (97,572)
                                                     --------    --------
    Total shareholders' equity......................   66,682      92,060
                                                     --------    --------
    Total capitalization............................ $271,848    $271,848
                                                     ========    ========

--------
(1) After deducting underwriting discounts and commissions and expenses of this offering payable by us, estimated to be an aggregate of approximately $1,862,000 assuming that the underwriters' over-allotment option is not exercised.
(2) Does not reflect the possible exchange of new convertible subordinated debentures and/or Series B preferred stock for our existing convertible subordinated debentures as described under "Summary Discussion and Analysis of Financial Condition and Results of Operations--Introduction."
(3) This mortgage debt is long-term, non-recourse and bears fixed rates of interest for fixed terms.
(4) 11,818,000 shares of common stock issued and outstanding, as adjusted, if the underwriters exercise their over-allotment option in full. Does not include: 225,000 shares of common stock reserved for issuance under our employee stock option plans; (ii) 1,500,000 shares of common stock reserved for issuance under our dividend reinvestment and share purchase plan; and
    (iii) 4,760,000 shares of common stock reserved for issuance upon the conversion of our existing 8% convertible debentures.
(5) Does not include 16,000,000 shares of excess stock, into which our common stock is automatically convertible in certain circumstances. See "Description of Capital Stock."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   The following table sets forth the high and low sales price of the shares for the periods indicated, as reported by the New York Stock Exchange, and the dividends paid per share in such periods:

                                                                       Dividends
                                                           High   Low    Paid
                                                          ------ ----- ---------
2001
1st Quarter.............................................. $ 8.82 $6.94   $0.23
2nd Quarter..............................................   9.76  8.31    0.23
3rd Quarter..............................................  10.33  8.60    0.23
4th Quarter (through December 19, 2001)..................  10.00  8.61    0.23
2000
1st Quarter.............................................. $ 8.56 $6.38   $0.22
2nd Quarter..............................................   7.81  6.44    0.23
3rd Quarter..............................................   8.50  7.38    0.23
4th Quarter..............................................   7.88  6.88    0.23
1999
1st Quarter.............................................. $ 8.94 $7.94   $0.22
2nd Quarter..............................................   9.44  7.75    0.22
3rd Quarter..............................................   9.13  8.25    0.22
4th Quarter..............................................   8.69  8.00    0.22

   The federal income tax status of dividends per share paid for each of the five years ended December 31, 2000 was as follows:

                                                2000  1999  1998     1997  1996
                                                ----- ----- -----    ----- -----
Ordinary Income................................ $0.54 $0.54 $0.62    $0.54 $0.37
Return of Capital..............................  0.37  0.34  0.27(a)  0.34  0.51
Capital Gain...................................    --    --    --       --    --
                                                ----- ----- -----    ----- -----
    Total...................................... $0.91 $0.88 $0.89    $0.88 $0.88
                                                ===== ===== =====    ===== =====

--------
(a) Includes a $0.01 per share distribution for the redemption of stock purchase rights in connection with the Company's adoption of a replacement shareholder rights plan.

                            SELECTED FINANCIAL DATA

   The following table sets forth our selected historical consolidated financial and operating data as of and for each of the periods indicated. The consolidated financial data as of and for each of the five years ended December 31, 2000 were derived from our audited financial statements. The consolidated financial data as of and for the nine months ended September 30, 2001 and 2000 were derived from our unaudited financial statements. The selected financial data should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

                          Nine Months Ended
                            September 30,              Years Ended December 31,
                          ------------------ --------------------------------------------
                            2001      2000     2000     1999     1998     1997     1996
                          --------  -------- -------- -------- -------- -------- --------
                                In thousands except per share data and percentages
Operating Data:
 Total revenue..........  $ 39,302  $ 38,282 $ 51,441 $ 49,969 $ 47,791 $ 46,443 $ 44,456
 Property operating
  expenses (1)..........    15,215    14,291   19,442   18,971   17,905   17,139   16,317
                          --------  -------- -------- -------- -------- -------- --------
 Net operating income
  (NOI) (2).............    24,087    23,991   31,999   30,998   29,886   29,304   28,139
 Depreciation and
  amortization..........     8,481     8,333   11,173   10,845   10,145    9,621    9,119
 Interest expense.......    11,581    11,838   15,850   15,018   14,554   14,608   14,542
 Administrative
  expense...............     1,912     2,183    2,648    2,788    2,431    2,520    2,194
 Other items (3)........       506        --       --       --       --       --     (449)
                          --------  -------- -------- -------- -------- -------- --------
 Net income.............  $  2,619  $  1,637 $  2,328 $  2,347 $  2,756 $  2,555 $  1,835
                          ========  ======== ======== ======== ======== ======== ========
 Common stock cash
  distributions paid....  $  5,665  $  5,389 $  7,234 $  6,938 $  7,330 $  7,413 $  7,425

Per Share Data (4):
 Basic and diluted
  earnings per share
  (4)...................  $   0.32  $   0.21 $   0.29 $   0.30 $   0.33 $   0.30 $   0.22
 Cash dividends to
  shareholders..........  $   0.69  $   0.68 $   0.91 $   0.88 $   0.88 $   0.88 $   0.88
 Weighted average common
  shares outstanding--
  basic and diluted.....     8,204     7,925    7,950    7,888    8,331    8,423    8,433

Balance Sheet Data:
 Real estate
  investments, at cost..  $347,576  $346,789 $348,759 $338,389 $328,477 $310,312 $303,476
 Investment in real
  estate partnership....       907       915      916      917      913      904      948
 Total assets...........   276,610   284,911  285,417  284,943  284,935  275,485  277,604
 Mortgage notes
  payable...............   111,776   109,683  113,163   84,712   89,869   90,615   68,080
 Notes payable..........    31,512    39,109   35,716   59,988   49,178   32,342   52,639
 Convertible
  subordinated
  debentures............    61,878    61,878   61,878   61,878   62,878   62,878   62,878
 Total liabilities......   209,928   217,056  218,298  213,990  208,718  190,958  188,237
 Shareholders' equity...  $ 66,682  $ 67,855 $ 67,119 $ 70,953 $ 76,217 $ 84,527 $ 89,367
 Number of shares of
  common stock
  outstanding...........     8,368     8,004    8,063    7,909    7,990    8,425    8,422
Other Data:
Computation of Funds
 from Operations (5):
 Net income.............  $  2,619  $  1,637 $  2,328 $  2,347 $  2,756 $  2,555 $  1,835
 Adjustments:
 Depreciation on real
  estate investments....     7,996     7,891   10,579   10,256    9,528    8,954    8,487
 Other items (3)........      (506)       --       --       --       --       --      449
                          --------  -------- -------- -------- -------- -------- --------
 Funds from operations
  attributable to shares
  of common stock--
  basic.................    10,109     9,528   12,907   12,603   12,284   11,509   10,771
 Interest on convertible
  subordinated
  debentures............     3,713     3,713    4,950    5,017    5,030    5,030    5,030
 Amortization of
  debenture issuance
  cost..................       183       183      244      248      248      248      248
                          --------  -------- -------- -------- -------- -------- --------
 Funds from operations
  attributable to shares
  of common stock--
  diluted...............  $ 14,005  $ 13,424 $ 18,101 $ 17,868 $ 17,562 $ 16,787 $ 16,049
                          ========  ======== ======== ======== ======== ======== ========
 Weighted average common
  shares outstanding--
  diluted...............    13,040    12,742   12,787   12,725   13,168   13,260   13,269
 Dividend payout ratio--
  basic (8).............       56%       57%      56%      55%      60%      64%      69%
 Dividend payout ratio--
  diluted (9)...........       64%       64%      64%      62%      66%      70%      73%

                         Nine Months Ended
                           September 30,               Years Ended December 31,
                         ------------------  ------------------------------------------------
                           2001      2000      2000      1999      1998      1997      1996
                         --------  --------  --------  --------  --------  --------  --------
                               In thousands except per share data and percentages
Cash Flows:
 Net cash provided by
  operating activities.. $  6,867  $  8,971  $ 14,010  $ 13,193  $ 12,456  $ 12,945  $ 13,504
 Net cash provided by
  (used in) investing
  activities............    1,248    (8,521)  (10,496)   (9,925)  (16,966)   (6,757)   (7,476)
 Net cash (used in)
  provided by financing
  activities............ $ (8,316) $ (1,130) $ (2,955) $ (3,081) $  4,532  $ (5,528) $ (6,834)

Apartments segment:
 Gross investment....... $138,476  $136,148  $136,870  $134,092  $129,510  $113,446  $109,236
 Total units............    3,398     3,398     3,398     3,397     3,341     3,157     3,157
 Percent leased (6).....      97%       96%       97%       96%       96%       97%       98%
 Operating revenue...... $ 17,946  $ 17,267  $ 22,954  $ 21,947  $ 20,353  $ 19,883  $ 19,052
 Operating expenses
  (10).................. $  7,280  $  7,045  $  9,432  $  9,026  $  8,190  $  7,874  $  7,539
 Net operating income
  (2)................... $ 10,666  $ 10,222  $ 13,522  $ 12,921  $ 12,163  $ 12,009  $ 11,513
 Percent of total NOI...      44%       43%       42%       42%       41%       41%       41%

Retail Properties
 Segment:
 Gross investment (7)... $210,006  $211,556  $212,805  $205,214  $199,880  $197,770  $195,188
 Total square footage...    2,571     2,693     2,680     2,720     2,668     2,668     2,667
 Percent leased (6).....      92%       91%       92%       95%       95%       95%       92%
 Operating revenue...... $ 21,356  $ 21,015  $ 28,487  $ 28,022  $ 27,438  $ 26,560  $ 25,404
 Operating expenses
  (10).................. $  7,935  $  7,246  $ 10,010  $  9,945  $  9,715  $  9,265  $  8,778
 Net operating income
  (2)................... $ 13,421  $ 13,769  $ 18,477  $ 18,077  $ 17,723  $ 17,295  $ 16,626
 Percent of total NOI...      56%       57%       58%       58%       59%       59%       59%

--------
(1) Property operating expenses consist of management and leasing fees, utilities, real estate taxes, operations and maintenance and other operating expenses.
(2) Net operating income (NOI) is another measurement of financial performance utilized by us, and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding administrative expenses, depreciation and amortization and interest expense). NOI is calculated as operating revenues less operating expenses directly related to the operations of the real estate properties, before administrative expenses, depreciation and amortization and interest.
(3) In 1996, we recorded an extraordinary charge related to the early extinguishment of debt. In 2001, we recorded a gain related to the sale of one of our real estate properties.
(4) Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. For the nine month period ended September 30, 2001 there were options to purchase shares of common stock with exercise prices less than the average market price, however, the effect of the inclusion in the calculation of EPS is immaterial. For all other periods presented, the options to purchase shares of common stock were excluded in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of common stock. Our outstanding debentures are also excluded from the computation for all periods presented due to their anti-dilutive effect. Accordingly, there is no effect on net income in the calculation of diluted EPS for the periods presented.
(5) Funds from operations has been an industry-wide standard used to measure operating performance of a REIT since its adoption by the National Association of Real Estate Investment Trusts in 1991. In October 1999 NAREIT revised the definition of funds from operations. The revision had no effect on our calculation of funds from operations. We calculate funds from operations as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. Funds from operations should not be considered as an alternative to net earnings or any other GAAP measurement of performance or as an alternative to cash flow from operating, investing or financing activities as a measure of liquidity. The funds from operations measure presented by us, while consistent with NAREIT's definition, will not be comparable to similarly titled measure of other REITs that do not compute funds from operations in a manner consistent with ours.
(6) Represents the average percent leased for the respective period.
(7) Includes our investment in an unconsolidated real estate entity.
(8) Dividend payout ratio is calculated based on cash dividends paid to shareholders as a percentage of funds from operations attributable to shares of common stock.
(9) The computation of dividend payout ratio--diluted reflects adjustments to the weighted average shares outstanding and cash dividends to shareholders based on the assumption that our convertible subordinated debentures were converted into common stock on the first day of the period presented. In making this computation, we increase the weighted average shares outstanding by the number of shares that would have been outstanding had the convertible subordinated debentures been converted into shares of common stock at the beginning of the period. We also increased the cash dividends paid by the amount of dividends that would have been paid during the period had this conversion been effected at the beginning of the period. As interest paid on the convertible subordinated debentures is not reflected in funds from operations, no adjustment to interest expense is made.
(10) Does not include an allocation of administrative expenses.

                        SUMMARY DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

   The following is a discussion and comparison of our financial condition and results of operations as of and for the three years ended December 31, 2000, 1999 and 1998 and the nine months ended September 30, 2001 and 2000. You should read this discussion in conjunction with our consolidated financial statements and notes and the other financial and operating data included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

   On October 5, 2001, we completed the acquisition of Sizeler Real Estate Management Co., Inc. from Sizeler Realty Co., Inc. The purchase price for this acquisition was $3.05 million. For the year ended December 31, 2000, we paid Sizeler Real Estate Management Co. approximately $3.0 million in management fees and leasing commissions and reimbursement of legal and administrative costs. Financial reporting requires that any difference between the net asset valuation of the assets we acquired in the purchase of Sizeler Real Estate Management Co., Inc. and the total of the purchase price plus acquisition costs will be recognized as a nonrecurring charge to operations during the fourth quarter of 2001. Based on the information presently available, which is subject to change and to final review by our independent auditors, we currently estimate that we will recognize a nonrecurring charge to operations of approximately $1.2 million in the quarter ended December 31, 2001. This amount would be a non-cash nonrecurring charge and would not affect reported funds from operations.

   We recently filed a registration statement for a possible exchange offer of a new series of convertible subordinated debentures and/or preferred stock for our currently outstanding 8% convertible subordinated debentures due 2003. The purpose of this exchange offer is to refinance existing indebtedness. We intend to proceed with the exchange offer, subject to market conditions, after this offering is completed. In our filing, we estimated that the new debentures would be 9% convertible subordinated debentures due 2009 with a conversion price of $11.00 per share. If we proceed with the exchange offer, we will establish the interest rate, conversion price, maturity and other basic terms based on market conditions at the time and with the assistance of our financial advisors.

Results of Operations

 Comparison of nine months ended September 30, 2001 to the nine months ended September 30, 2000

   For the nine months ended September 30, 2001, our total operating revenues increased approximately $1.0 million or 3% to $39.3 million, compared to $38.3 million in the same period of 2000. Operating revenues increased due to strong occupancy levels for both the retail shopping centers and apartment properties, rent increases and new retail leases. Among others, we leased the newly developed 44,300 s.f. Publix Supermarket at the Town and Country Power Shopping Center in Palatka, Florida. Operating revenue for retail shopping centers and apartment properties was $21.4 million and $17.9 million, respectively, compared to operating revenue for retail shopping centers and apartment properties of $21.0 million and $17.3 million, respectively, in the nine months ended September 30, 2000. Revenue growth over the first nine months of 2001 was partially offset by increased operating costs, in particular utilities, real estate taxes and insurance costs. Net operating income for the nine months ended September 30, 2001 totaled $24.1 million, compared to $24.0 million for the nine months ended September 30, 2000. We use the concept of net operating income (operating revenues and expenses directly associated with the operation of our properties, excluding administrative expenses, depreciation and amortization and interest expense) as a measure of the financial and operating performance of our real estate portfolio.

   Interest expense for the nine months ended September 30, 2001 decreased $257,000 from the nine months ended September 30, 2000. The reduction in interest expense was the result of the combination of lower interest rates paid on our borrowed funds and our reduction in the amount of floating rate bank debt outstanding discussed below.

 Comparison of the year ended December 31, 2000 to the year ended December 31, 1999

   For the year ended December 31, 2000, operating revenue increased approximately 3% to $51.4 million, compared with $50.0 million in the prior year. Operating revenue for retail centers and apartments was $28.5 million and $22.9 million, respectively, compared to operating revenue for retail centers and apartments of $28.0 million and $22.0 million, respectively, for the year ended December 31, 1999. The increase in operating revenue was due primarily to: new retail leases, in particular the leasing of 40,000 s.f. of space previously reported vacated by a tenant at the end of 1999, and the opening of the 44,300 s.f. Publix Supermarket in Palatka, Florida at the end of August 2000; increased apartment rental rates, as reflected in a 5% increase in apartment revenues over the prior year, and sustained occupancy levels. Net operating income increased 3% to $32.0 million in 2000, as compared to $31.0 million in 1999. Operating expenses, excluding administrative expenses, depreciation and amortization and interest expense totaled $19.4 million in 2000, compared to $19.0 million in 1999. The increase in operating expenses was primarily attributable to increased costs of utilities, insurance and real estate taxes.

   Interest expense reflected a net increase of $832,000 resulting from the rising interest rate environment during the year. In 2000, we completed approximately $30 million of additional long-term, fixed-rate, non-recourse financing and used these proceeds to reduce floating rate bank debt. The average bank borrowings in 2000 were approximately $47.3 million, with an average interest rate of 7.9%, as compared to $54.0 million, with an average interest rate of 6.8% in 1999.

 Comparison of year ended December 31, 1999 to the year ended December 31, 1998

   For the year ended December 31, 1999, operating revenue increased approximately 5% to $50 million, compared with $47.8 million in the prior year. Operating revenue from shopping centers and apartments increased approximately $584,000 and $1.6 million to $28.0 million and $22.0 million, respectively, compared to operating revenue from shopping centers and apartments of $27.4 million and $20.4 million, respectively, for the year ended December 31, 1998. The increase in operating revenue is primarily attributable to the Governors Gate Apartments complex, which was completed in the first quarter of 1999. In addition, there were increases in rental rates coupled with market sustained occupancy levels at the retail properties. Operating expenses, excluding administrative expenses, depreciation and amortization and interest expense increased approximately $1.1 million in 1999 compared to 1998. The increase in operating expenses associated with the retail properties is $229,000 and with the apartment properties is $836,000. The increase in operating expenses was due to costs related to Governors Gate as well as increases in management and leasing fees, and other non-controllable costs.

   Interest expense reflects a net increase of $464,000 resulting from financing activities occurring in 1998, particularly the refinancing of mortgage debt on ten apartment properties and the repayment of bank debt with a portion of these proceeds resulting in the availability of the bank line for certain development projects, repayment of other debt and stock repurchases.

Liquidity and Capital Resources

   The primary source of our working capital is net cash provided by operating activities, from which we fund normal operating requirements, debt service obligations and distributions to shareholders. In addition, we maintain unsecured credit lines with commercial banks, which we utilize to supplement cash provided by operating activities and to initially finance the cost of property development and redevelopment activities, portfolio acquisitions and other expenditures. At September 30, 2001, we had $1.7 million in cash and cash equivalents and $50 million in committed bank lines of credit facilities, of which approximately $31.5 was outstanding and $18.5 million was available. Utilization of the bank lines is subject to certain restrictive covenants that impose maximum borrowing levels by us through the maintenance of certain prescribed financial ratios.

   Net cash provided by operating activities decreased $2.1 million in the nine months ended September 30, 2001 compared to the same period in 2000. The decrease was principally attributable to a decrease in short-term payables and an increase in prepaid insurance costs in 2001. Net cash flows provided by operating activities increased $817,000 in the year ended December 31, 2000 from the year ended December 31, 1999, and $737,000 in the year ended December 31, 1999 from the year ended December 31, 1998. The increase between 2000 and 1999 is primarily attributable to a net increase in income from operations before depreciation, as well as a net decrease in accounts receivable and prepaid expenses. The increase between 1999 and 1998 is primarily attributable to a net increase in income from operations before depreciation, as well as a net increase in operating liabilities.

   Net cash provided by investing activities increased approximately $9.8 million in the nine months ended September 30, 2001 from the nine months ended September 30, 2000, primarily attributable to the sale of one of our shopping centers. Total net cash provided by investing activities totaled $1.2 million during the nine months ended September 30, 2001. Comparatively, cash flows used in acquisition of and improvement to real estate investments in the nine months ended September 30, 2000, totaled $8.5 million, due in part to the development of the Publix Supermarket in Palatka, Florida. Net cash flows used in investing activities increased $571,000 in the year ended December 31, 2000 from the year ended December 31, 1999, primarily attributable to these increased development activities.

   Net cash used in investing activities decreased $7.0 million in the year ended December 31,1999 from the year ended December 31, 1998, primarily due to the construction of our Governors Gate apartments during 1998, which we completed in March 1999. This luxury 240-unit garden-style apartment community, located in Florida, contributed positively to our increase in revenue in the year ended December 31, 1999. The decrease was partially offset by the development of a freestanding Walgreen's store at the Camelot Plaza Shopping Center in San Antonio, Texas and the start of construction on a new Publix Super market at the Town and Country Shopping Center in Palatka, Florida. We also acquired two parcels of land, one in Florida, and the other in Texas, which can be used for future development.

   Net cash used in financing activities increased $7.2 million in the nine months ended September 30, 2001 from September 30, 2000 due to (i) no new mortgage financings being completed in the nine months ended September 30, 2001 as compared to the prior year's issuance of mortgage notes payable totaling $26.4 million and the subsequent paydown of notes payable to banks, mortgage notes payable and related debt issuance costs; (ii) increased cash dividends to shareholders of $276,000; (iii) increase in cash proceeds of approximately $1.2 million from the issuance of common stock pursuant to the direct stock purchase and dividend reinvestment plan; and (iv) pursuant to our stock repurchase program initiated in 1995, our repurchase of 90,000 fewer shares than in the nine months ended September 30, 2000, at an approximate cost of $723,000.

   Net cash used in financing activities decreased $126,000 in the year ended December 30, 2000 from the year ended December 30, 1999 due to (i) net decrease in cash proceeds of approximately $1.3 million from the issuance of mortgage notes payable, related debt issuance costs, and the subsequent paydown of notes payable to banks; (ii) increase in cash dividends to shareholders of approximately $296,000; (iii) increase in cash proceeds of approximately $940,000 from the issuance of common stock pursuant to the direct stock purchase and dividend reinvestment plan; and (iv) pursuant to our stock repurchase program initiated in 1995, we reduced cash usage by approximately $805,000 in the year ended December 31, 2000, repurchasing 95,900 fewer shares than in the year ended December 31, 1999.

   As of September 30, 2001, fourteen of the our properties, comprising approximately 50% of our gross investment in real estate, were subject to a total of $111.8 million in mortgage obligations, all of which are long-term, non-recourse and bear fixed rates of interest for fixed terms. The remaining fifteen properties and vacant parcels of land in the portfolio are currently unencumbered by debt. We anticipate our current cash balance, operating cash flows, and borrowing capacity (including borrowings under our lines of credit) will be adequate to fund our future (i) operating and administrative expenses,
(ii) debt service obligations, (iii) distributions to shareholders, (iv) development activities, (v) capital improvements on existing properties, and
(vi) typical repair and maintenance expenses at our properties.

   The weighted average maturity of our mortgage notes payable is approximately 8 years, our 8% convertible subordinated debentures mature on July 15, 2003, and our bank lines of credit range in maturity from one month to six months.

   Our current dividend policy is to pay quarterly dividends to shareholders, based upon funds from operations, as well as other factors. As funds from operations excludes the deduction of certain non-cash charges, principally depreciation on real estate assets, quarterly dividends will typically be greater than net income and may include a tax-deferred return of capital component. Additionally, in 2001, a portion of the dividend will include capital gain from the sale of a property completed during the third quarter of the year. Our board of directors, on November 8, 2001, declared a cash dividend of $0.23 per share for the period July 1, 2001 through September 30, 2001, payable on December 6, 2001 to shareholders of record as of November 27, 2001.

Funds from Operations

   Real estate industry analysts and our management use the concept of funds from operations as an important analytical measure of a real estate investment trust's financial performance. Our board of directors and management consider funds from operations in evaluating our operating results and our dividend policy, as previously mentioned, is also based, in part, on the concept of funds from operations.

   Funds from operations (FFO) is defined by the National Association of Real Estate Investment Trusts (NAREIT) and by us as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America, plus depreciation on real estate assets and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. Funds from operations do not represent cash flows from operations as defined by GAAP, nor is it indicative that cash flows are adequate to fund all cash needs, including distributions to shareholders. Funds from operations should not be considered as an alternative to net income as defined by GAAP or to cash flows as a measure of liquidity. A reconciliation of net income to basic funds from operations is presented below (in thousands):

                                                 Nine Months Ended September 30
                                                --------------------------------
                                                      2001            2000
                                                ---------------- ---------------
                                                        Weighted        Weighted
                                                        Average         Average
                                                         Shares          Shares
                                                        --------        --------
                                                         (in thousands)
Net income..................................... $ 2,619  8,204   $1,637  7,925
 Additions:
  Depreciation.................................   8,481           8,333
  Partnership depreciation.....................      26              26
 Deductions:
  Minority depreciation........................      38              37
  Gain on sale of real estate..................     506              --
  Amortization costs...........................     473             431
                                                -------  -----   ------  -----
Funds from operations--basic................... $10,109  8,204   $9,528  7,925
                                                =======  =====   ======  =====

                                          Year Ended December 31
                            --------------------------------------------------
                                  2000             1999             1998
                            ---------------- ---------------- ----------------
                                    Weighted         Weighted         Weighted
                                    Average          Average          Average
                                     Shares           Shares           Shares
                                    --------         --------         --------
                                              (in thousands)
Net income................. $ 2,328  7,950   $ 2,347  7,888   $ 2,756  8,331
 Additions:
  Depreciation.............  11,173           10,845           10,145
  Partnership
   depreciation............      35               37               38
 Deductions:
  Minority depreciation....      50               48               47
  Amortization costs.......     579              578              608
                            -------  -----   -------  -----   -------  -----
Funds from operations--
 basic..................... $12,907  7,950   $12,603  7,888   $12,284  8,331
                            =======  =====   =======  =====   =======  =====

   For the year ended December 31, 2000, funds from operations increased approximately $300,000 to $12.9 million, compared to $12.6 million in 1999. This increase in funds from operations is primarily attributable to growth in operating revenues as a result of new retail leases at its malls, power centers, and community shopping centers, combined with higher apartment property occupancies and market sustained rents. The growth of operating revenues and improved operating margins were partially offset by the combined effects of increased uncontrollable expenses such as higher interest costs, real estate taxes, and property insurance costs.

   For the year ended December 31, 1999, funds from operations totalled $12.6 million, compared to $12.3 million in 1998, an increase of approximately $300,000. This increase in funds from operations is primarily attributable to internal growth and improved operating performance by our retail and apartment properties, which experienced overall revenue growth, primarily from higher rental rates coupled with market sustained occupancy.

   For the year ended December 31, 1998, funds from operations totalled $12.3 million, compared to $11.5 million in 1997, an increase of approximately $800,000. This increase in funds from operations results from internal growth and improved operating performance by our real estate properties, which experienced overall income growth, primarily from higher rental rates coupled with market sustained occupancy.

                                   MANAGEMENT

   Our four executive officers have an average of approximately 25 years of experience in real estate investment and related fields. Our independent directors also have many years of experience in the real estate industry, as well as business, finance and investment management.

   Our directors and executive officers beneficially own approximately 8% of our common stock and hold options to acquire an additional 7% of our common stock.

Board of Directors

   The following persons currently serve as members of our Board of Directors:

   Name                                          Age          Position
   ----                                          --- --------------------------
   Sidney W. Lassen.............................  66 Chairman and Director
   Thomas A. Masilla, Jr........................  54 Vice Chairman and Director
   J. Terrell Brown.............................  61 Director
   Francis L. Fraenkel..........................  68 Director
   Harold B. Judell.............................  86 Director
   James W. McFarland...........................  55 Director
   Richard L. Pearlstone........................  53 Director
   Theodore H. Strauss..........................  76 Director

   Sidney W. Lassen has served as Chairman of the Board and Chief Executive Officer since our inception in 1986, and has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties for over 40 years. Mr. Lassen has previously served as a trustee of the International Council of Shopping Centers, the national association for the shopping center industry, and as Chairman, President and Chief Executive Officer of Hibernia Corporation and Hibernia National Bank. He is also Chairman of the Board and Chief Executive Officer of Sizeler Realty Co., Inc. and serves as a Director of Hibernia Corporation. Mr. Lassen also serves on the Board of Administrators of Tulane University and is Chairman of both the Endowments and Investments Committee and the Real Estate Committee of the Board of Administrators of Tulane University.

   Thomas A. Masilla, Jr., a formerly practicing certified public accountant, was elected to the position of Vice Chairman of the Board in 1994, President and Principal Operating Officer in 1995 and has served as a Director since 1986. Mr. Masilla also served as our Chief Financial Officer from 1996 through May 1999. Mr. Masilla has been a corporate executive and manager for more than 30 years, with extensive experience in both the real estate and commercial bank industries.

   J. Terrell Brown has served as a Director since 1995. He has served as Chairman of GMFS, LLC, a mortgage lending company since May 1999. Prior to May 1999, Mr. Brown served as Chairman and Chief Executive Officer of United Companies Financial Corporation, a diversified financial services company.

   Francis L. Fraenkel has served as a Director since 1993. He has served as Managing Director of Neuberger Berman, an investment management company, since December 2000. Mr. Fraenkel served as Managing Director of Delta Capital Management, LLC from April 1999 until its acquisition by Neuberger Berman in 2000. Mr. Fraenkel also serves as a Trustee of the Battery Park High Yield Fund.

   Harold B. Judell has served as a Director since 1986. He is a senior partner in the law firm of Foley & Judell, LLP and serves as Chairman of the Board of Dauphine Orleans Hotel Corporation.

   James W. McFarland has served as a Director since 1994. He is the Dean of the A.B. Freeman School of Business at Tulane University. Dr. McFarland also serves as a Director of each of Petroleum Helicopters, Inc. and Stewart Enterprises, Inc.

   Richard L. Pearlstone has served as a Director since 1986. He has served as President of The Pearlstone Group, Inc., an investment firm, since 1995, Chief Executive Officer of Cross Keys Asset Management, Inc., an investment advisory firm, since November 1986 and Chief Executive Officer of SNP Management LLC, a real estate management company, since November 1999.

   Theodore H. Strauss has served as a Director since 1994. He is a Senior Managing Director with Bear Stearns & Co., Inc. Mr. Strauss also serves as a Director or Trustee, as applicable, of Clear Channel Communications, Inc., Hollywood Casino Corporation and Texas Capital Bankshares.

Executive Officers

   The following persons currently serve as our executive officers:

   Name                           Age                 Position
   ----                           --- -----------------------------------------
   Sidney W. Lassen..............  66 Chief Executive Officer
   Thomas A. Masilla, Jr.........  54 President and Principal Operating Officer
   Robert A. Whelan..............  33 Chief Financial Officer
   James W. Brodie...............  32 Vice President and Secretary

   For biographical information for Messrs. Lassen and Masilla, see "Board of Directors" above.

   Robert A. Whelan joined the management team as Chief Financial Officer in May 1999 and was a real estate consultant with Ernst & Young/Kenneth Leventhal Real Estate Group prior to joining us. Mr. Whelan is a formerly practicing certified public accountant and has extensive experience in the acquisition, disposition, management, financing, and auditing of real estate properties.

   James W. Brodie has served as our Vice President since 1991 and our Secretary since 1999. He also served as our Assistant Secretary from 1997 to 1999. Mr. Brodie has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties since he joined us in May 1989.

                                  UNDERWRITING

   Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc., Advest, Inc. and Sterne, Agee & Leach, Inc. are acting as the underwriters in this offering. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of shares set forth opposite their names below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters must take and pay for all of the shares of our common stock, other than those covered by the over-allotment option described below, if any of these shares are taken.

                                                                       Number of
                               Underwriter                              Shares
                               -----------                             ---------
   Ferris, Baker Watts, Incorporated.................................. 1,200,000
   J.J.B. Hilliard, W.L. Lyons, Inc...................................   900,000
   Advest, Inc........................................................   600,000
   Sterne, Agee & Leach, Inc..........................................   300,000
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

   The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional shares of our common stock.

                                                               No        Full
                                                            exercise   exercise
                                                           ---------- ----------
   Per share.............................................. $    0.454 $    0.454
   Total.................................................. $1,362,000 $1,566,300

   The underwriters propose to offer our common stock directly to the public at $9.08 per share and to certain dealers at such price less a concession not in excess of $0.27 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain dealers.

   The common stock offered and sold in this offering will be listed on the New York Stock Exchange.

   We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the common stock covered by their option exercise.

   We expect to reimburse the underwriters for expenses of approximately $200,000 at the closing of this offering.

   We will also pay Ferris, Baker Watts, Incorporated an advisory fee of 1% of the gross proceeds of an offering of at least 3,450,000 shares. This fee is payable immediately upon the closing of the over-allotment option.

   The maximum commission or discount to be received by any NASD member or independent broker-dealer in connection with this offering will not exceed 8.0% of the gross proceeds of the offering.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

   In connection with the offering, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares than are listed on the cover of this prospectus supplement, the underwriters may reduce that short position by exercising all or a portion of the over-allotment option described above or by purchasing our common stock in the open market. In general, the purchase of our common stock for the purpose of stabilization or to reduce a short position could cause the price of our common stock to be higher than it might be in the absence of such purchases.

   Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

   Subject to certain conditions, we, our directors and certain of our officers have agreed not to, without the prior written consent of Ferris, Baker Watts Incorporated (which consent may not be unreasonably withheld), directly or indirectly sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such stockholder (other than as a bona fide gift, provided that the donee thereof agrees in writing to be bound by the lock-up agreement), publicly announce an intention to do any of the foregoing, for a period of 90 days beginning with the date of this prospectus supplement and continuing to and including the date that is 90 days after such date.

                                    EXPERTS

   The consolidated financial statements and schedules of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Hogan & Hartson L.L.P. Certain legal matters relating to this offering will be passed upon for the underwriters by Hunton & Williams. The discussion of legal matters under "Material United States Federal Income Tax Consequences" is based upon an opinion of Jaeckle Fleischmann & Mugel, LLP.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

Prospectus

                                  $100,000,000

                        SIZELER PROPERTY INVESTORS, INC.

            DEBT SECURITIES, COMMON STOCK, PREFERRED STOCK, WARRANTS

  We may use this prospectus to offer and sell securities from time to time. The types of securities we may sell include:

  .   senior debt securities;

  .   subordinated debt securities;

  .   shares of common stock;

  .   shares of preferred stock; or

  .   warrants to purchase debt securities, preferred stock or common stock.

  We will provide the specific terms of these securities in supplements to this prospectus in connection with each offering. These terms may include:

In the case of In the case of   In the case of  In the case
any            debt             preferred       of warrants:
securities:    securities:      stock:          .   the
 .   offering   .   interest     .   dividends       types of
    price;         rate;            rights;         securities
 .   size of    .   maturity;    .   liquidation     that may
    offering;  .   ranking;         preferences;    be
 .   underwriting                .   redemption      acquired
    discounts;                      provisions;     upon
               .   redemption                       exercise;
                   provisions;
 .   limitations    and          .   conversion
    on direct  .   additional       privileges; .   expiration
    or             covenants.       and             date;
    beneficial                  .   voting and  .   exercise
    ownership;                      other           price;
    and                             rights.         and
 .   restrictions                                .   terms of
    on                                              exercisability.
    transfer.

  The securities offered will contain other significant terms and conditions. Please read this prospectus and the applicable prospectus supplement carefully before you invest.

  An investment in securities involves a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus for a discussion of risk factors that you should consider in connection with an investment in the securities.

 NEITHER  THE SECURITIES  AND  EXCHANGE COMMISSION  NOR  ANY STATE  SECURITIES
   COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ACCURACY OR  ADEQUACY OF  THIS PROSPECTUS.  ANY REPRESENTATION  TO
      THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                The date of this prospectus is December 18, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   1

WHERE YOU CAN FIND MORE INFORMATION........................................   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   1

ABOUT SIZELER PROPERTY INVESTORS, INC......................................   2

RISK FACTORS...............................................................   2
  Real Estate Industry Risks...............................................   2
  Risks Associated with our Properties.....................................   3
  Financing Risks..........................................................   5
  Other Risks..............................................................   5

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS............................   7

USE OF PROCEEDS............................................................   7

RATIO OF EARNINGS TO FIXED CHARGES.........................................   8

DESCRIPTION OF DEBT SECURITIES.............................................   8
  General..................................................................   8
  Denomination, Interest, Registration and Transfer........................  10
  Merger, Consolidation or Sale............................................  11
  Certain Covenants........................................................  12
  Events of Default, Notice and Waiver.....................................  12
  Modification of the Indentures...........................................  14
  Conversion Rights........................................................  14
  Redemption of Securities.................................................  15
  Subordination............................................................  15
  Subrogation..............................................................  15
  Global Securities........................................................  15

DESCRIPTION OF CAPITAL STOCK...............................................  15
  General..................................................................  15
  Description of Common Stock..............................................  16
  Description of Preferred Stock...........................................  17
  Description of Stockholder Rights Plan...................................  18

DESCRIPTION OF WARRANTS....................................................  19
  General..................................................................  19
  Exercise of Warrants.....................................................  20
  Amendments and Supplements to Warrant Agreements.........................  20
  Common Stock Warrant Adjustments.........................................  20

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BY-LAWS.............  21
  The Board of Directors...................................................  21
  Amendment of Charter and By-Laws.........................................  21
  Business Combinations....................................................  22
  Control Share Acquisitions...............................................  22
  Advance Notice of Director Nominations and New Business..................  22
  Meetings of Stockholders.................................................  23
  Recent Maryland Legislation..............................................  23
  Prohibited Transactions..................................................  24

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.....................  25
  Introductory Notes.......................................................  25
  Taxation of Us as a REIT.................................................  25
  Requirements for Qualification...........................................  27

                                                                            Page
                                                                            ----
  Qualified REIT Subsidiaries..............................................  28
  Taxable REIT Subsidiaries................................................  28
  Income Tests.............................................................  28
  Asset Tests..............................................................  29
  Annual Distribution Requirements.........................................  30
  Failure to Qualify.......................................................  31
  Tax Aspects of Our Investments in Partnerships...........................  31
  Taxation of Stockholders.................................................  32
  Taxation of U.S. Debenture Holders.......................................  35
  Taxation of Non-U.S. Debenture Holders...................................  38
  Backup Withholding Tax and Information Reporting.........................  38

PLAN OF DISTRIBUTION.......................................................  39

LEGAL MATTERS..............................................................  40

EXPERTS....................................................................  40

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information" in this prospectus. The registration statement that contains this prospectus and the exhibits to that registration statement contain additional important information about us and the securities offered under this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC website or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered hereunder. As permitted by the SEC's rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and our securities, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC.

   You may read and copy all or any portion of the registration statement or any other materials that we file with the SEC at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois, and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's website (http://www.sec.gov). We also have a website (www.sizeler.net) through which you may access our SEC filings. Please note that our website contains various financial data and analyses computed or prepared by third parties and that we may not have verified and confirmed the accuracy of all such data. Therefore, we disclaim all responsibility for its accuracy. In addition, you may look at our SEC filings at the offices of the New York Stock Exchange, Inc., which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE under the symbol "SIZ".

   Information contained on our website is not a part of this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information contained in documents that we file with them: that means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

   We incorporate by reference the documents listed below and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration statement that contains this prospectus and before we sell all the securities offered by this prospectus.

  .   Our Annual Report on Form 10-K for the year ended December 31, 2000.

  .   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

  .   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

  .   Our Quarterly Report on Form 10-Q for the quarter ended September 30,
      2001.

  .   Our Current Report on Form 8-K, as filed with the SEC on June 26, 2001.

  .   Our Current Report on Form 8-K, as filed with the SEC on December 3,
      2001.

  . Our Registration Statement on Form 8-A, as filed with the SEC on August 26, 1998.

  . Our Registration Statement on Form 8-A/A, as filed with the SEC on December 18, 2001.

   You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

                        Sizeler Property Investors, Inc.
                       Attention: Chief Financial Officer
                            2542 Williams Boulevard
                            Kenner, Louisiana 70062
                                 (504) 471-6200

                     ABOUT SIZELER PROPERTY INVESTORS, INC.

   We are a self-administered and self-managed equity real estate investment trust that acquires, develops, owns and operates income-producing retail shopping centers and apartment properties in the southeastern region of the United States. We are a self-administered REIT in that we provide our own investment and administrative services internally through our own employees. We are also self-managed as we internally provide, through a wholly-owned subsidiary, the management, leasing and development services that our properties require. Our investment objective is to acquire and develop high-quality properties at attractive initial yields with potential for future growth in cash flows. As of September 30, 2001, our existing portfolio contained 15 retail shopping centers with approximately 2.6 million square feet of gross leasable area and 14 apartment properties containing approximately 3,400 units. During the nine month period ended September 30, 2001, our retail and apartment properties were, on average, approximately 92% and 97% leased, respectively. Our principal executive offices are located at 2542 Williams Boulevard, Kenner, Louisiana 70062. Our telephone number is (504) 471-6200.

                                  RISK FACTORS

   Set forth below are the risks that we believe are important to investors in our common stock, preferred stock, debt securities or other securities, which we refer to collectively as our "securities." We refer to investors in our securities as our "security holders." Before you decide to purchase our securities, you should consider carefully the risks described below, together with the information provided in the other parts of this prospectus and any related prospectus supplement. From time to time, we may make forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21F of the Exchange Act) in documents filed under the Securities Act, the Exchange Act, press releases or other public statements. If we make forward-looking statements, we assume no obligation to update forward-looking statements. Potential investors should not place undue reliance on forward-looking statements as they involve numerous risks and uncertainties that could cause actual results to differ materially from the results stated or implied in the forward-looking statements. In addition to specific factors that may be disclosed simultaneously with any forward-looking statement, some of the factors related to us and our businesses that could cause actual results to differ materially from a forward-looking statement are set forth below.

Real Estate Industry Risks

   We face risks associated with local real estate conditions in areas where we own properties. We may be affected adversely by general economic conditions and local real estate conditions. For example, an oversupply of retail space or apartments in a local area or a decline in the attractiveness of our properties to shoppers, tenants or residents would have a negative effect on us.

   Other factors that may affect general economic conditions or local real estate conditions include:

  .   population and demographic trends;

  .   employment and personal income trends;

  .   income tax laws;

  .   changes in interest rates and availability and costs of financing;

  .   construction costs; and

  .   weather conditions that may increase or decrease energy costs.

   We may be unable to compete with our larger competitors and other alternatives available to tenants or potential tenants of our properties. The real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, many of whom have greater financial resources, revenues, and geographical diversity than we have. Furthermore, we compete for tenants with other property owners. All of our shopping center and apartment properties are subject to significant local competition. We also compete with a wide variety of institutions and other investors for capital funds necessary to support our investment activities and asset growth. In addition, our portfolio of retail properties faces competition from other properties within each submarket where they are located. Our apartment portfolio competes with providers of other forms of housing, such as single family housing. Competition from single family housing increases when low interest rates make mortgages more affordable.

   We are subject to significant regulation that inhibits our activities. Local zoning and use laws, environmental statutes and other governmental requirements restrict our expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or what changes may be implemented to existing legislation.

Risks Associated with our Properties

   We may be unable to renew leases or relet space as leases expire. When a lease expires, a tenant may elect not to renew it. We may not be able to relet the property on similar terms, if we are able to relet the property at all. With respect to our retail properties, our inability to renew a lease of space to an anchor tenant, or relet the space quickly to another anchor tenant, could have a material adverse effect on the retail center. We have established an annual budget for renovation and reletting expenses that we believe is reasonable in light of each property's operating history and local market characteristics. This budget, however, may not be sufficient to cover these expenses.

   We have been and may continue to be affected negatively by tenant bankruptcies and leasing delays. At any time, a shopping center tenant may experience a downturn in its business that may weaken its financial condition. Similarly, a general decline in the economy may result in a decline in the demand for apartments. As a result, our commercial and residential tenants may delay lease commencement, fail to make rental payments when due, or declare bankruptcy. Any such event could result in the termination of that tenant's lease and losses to us.

   We receive a substantial portion of our shopping center income as rents under long-term leases. If retail tenants are unable to comply with the terms of their leases because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rental or a smaller share of operating costs, taxes and insurance.

Development and Construction Risks Could Impact our Profitability.

   We intend to continue to develop and construct apartment communities and retail properties. Development activities may be conducted through wholly-owned affiliated companies or through joint ventures with unaffiliated parties. Our development and construction activities may be exposed to the following risks:

  . we may be unable to obtain, or face delays in obtaining, necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations, which could result in increased development costs;

  . we may incur construction costs for a property that exceed original estimates due to increased materials, labor or other costs, which could make completion of the property uneconomical, and we may not be able to increase rents to compensate for the increase in construction costs;

  . we may abandon development opportunities that we have already begun to explore, and we may fail to recover expenses already incurred in connection with exploring those opportunities;

  . we have been and may continue to be unable to complete construction and lease-up of a property on schedule and meet financial goals for development projects;

  . because occupancy rates and rents at a newly developed property may fluctuate depending on a number of factors, including market and economic conditions, we may be unable to meet our profitability goals for that property; and

  . construction costs have been increasing in our existing markets, and may continue to increase in the future and, in some cases, the costs of upgrading existing or newly acquired properties have exceeded, and may continue to exceed, original estimates and we may be unable to charge rents that would compensate for these increases in costs.

   Coverage under our existing insurance policies may be inadequate to cover losses. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering our business operations, employees and assets. However, we would be required to bear all losses that are not adequately covered by insurance. Although we believe that our insurance programs are adequate, we cannot assure you that we will not incur losses in excess of our insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

   We face risks due to lack of geographic diversity. All of our properties are located in Louisiana, Florida and Alabama. A downturn in general economic conditions and local real estate conditions in these geographic regions would have a particularly strong adverse effect on us.

   We face possible environmental liabilities. Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate. They may also be liable to the government or to third parties for substantial property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may affect adversely the owner's ability to sell or lease real estate or to borrow using the real estate as collateral.

   We have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of unknown environmental conditions or violations with respect to the properties we formerly owned. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability.

   We are not currently aware of any environmental liabilities relating to our investment properties which would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liabilities will not arise in the future.

Financing Risks

   We face risks generally associated with our debt. We finance a portion of our investments in real estate through debt. Although we have never missed a required payment of principal or interest or otherwise defaulted on a required payment related to our indebtedness, this debt creates risks, including:

  .   rising interest rates on our floating rate debt;

  . failure to repay or refinance existing debt as it matures, including our outstanding convertible debentures, which may result in forced disposition of properties on disadvantageous terms;

  .   refinancing terms less favorable than the terms of existing debt; and

  .   failure to meet required payments of principal and/or interest.

   We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that a portion of the principal of our debt will not be repaid prior to maturity. Therefore, we will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

   We may amend our business policies without your approval. Our Board of Directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all stockholders.

Other Risks

   The market value of our common stock could decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our common stock is influenced by the dividend on our common stock relative to market interest rates. Rising interest rates may lead potential buyers of our common stock to expect a higher dividend rate, which would adversely affect the market price of our common stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

   We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our Charter and By-Laws, our Shareholder Rights Agreement, certain provisions of Maryland law and severance agreements with our executive officers may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

  . Our Charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

  . Our Charter generally limits any holder from acquiring more than 9.9% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.9% of the outstanding shares of equity stock or otherwise effect a change in control.

  . In August 1998, our Board of Directors adopted a shareholder rights plan. Under the terms of the plan, we declared a dividend of rights on our common stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders were in favor of such acquisition, and could have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

  . We have entered into change of control agreements with each of our executives providing for the payment of money to these executives upon the occurrence of a change of control of the Company as defined in these agreements. If, within 24 months following a change of control, the Company terminates the executive's employment other than for cause, or if the executive elects to terminate his employment with the Company for reasons specified in the agreement, we will make a severance payment equal to three times the executive's base salary, together with the executive's bonus, deferred compensation and medical and other benefits. These agreements may deter changes of control of the Company because of the increased cost for a third party to acquire control of the Company.

   We may fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service.

   Furthermore, we would no longer be required by the Internal Revenue Code of 1986, as amended (the "Code") to make any distributions to our stockholders as a condition to REIT qualification. Any distributions to stockholders that otherwise would have been subject to tax as capital gain dividends would be taxable as ordinary income to the extent of our current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

   To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are qualified or will remain qualified.

   We may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income. We will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 95% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and to avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing. As of this date, we have not needed to incur such borrowings.

   Notwithstanding our status as a REIT, we are subject to various federal, state, local and foreign taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. We may be subject to other federal income taxes as more fully described in "Material United States Federal Income Tax Consequences-- Taxation of Us as a REIT." We may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for federal income tax purposes.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements with respect to our financial condition, results of operations and business and on the expected impact of this exchange offer on our financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, including those described under "Risk Factors" in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this offering.

   In evaluating the securities offered by this prospectus, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on pages 2 to 7 of this prospectus.

                                USE OF PROCEEDS

   Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds of any sale of securities for general corporate purposes, including, without limitation, the repayment of debt and the development and acquisition of additional properties.

                       RATIO OF EARNINGS TO FIXED CHARGES

   Our ratio of earnings to fixed charges for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was 1.11, 1.14, 1.16, 1.17 and 1.15,
respectively. For the nine months ended September 30, 2001 and 2000, our ratio of earnings to fixed charges was 1.15 and 1.10, respectively. For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses and amortization of debt issuance costs. There were no shares of preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends are identical to the ratio of earnings to fixed charges.

   Ratio of EBITDA to Fixed Charges. Our ratio of EBITDA to fixed charges for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was 1.78, 1.84,
1.83, 1.82 and 1.73, respectively. For each of the nine months ended September 30, 2001 and 2000, our ratio of EBITDA to fixed charges was 1.84 and 1.75, respectively. "EBITDA," as used here, is earnings before interest expense, income taxes, depreciation and amortization. We have included information concerning EBITDA because we believe that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation as a substitute for net income, cash flows or other consolidated or cash flow data prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity. While EBITDA is frequently used as a measure of operations and ability to meet debt service requirements, it is not necessarily comparable to similarly titled captions of other companies due to differences in methods of calculation.

                         DESCRIPTION OF DEBT SECURITIES

   The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be set forth in the applicable indenture or in one or more indenture supplements and described in the applicable prospectus supplement.

   The debt securities will be issued under one or more separate indentures, as amended or supplemented from time to time, between us and a trustee to be selected by us. A copy of a form of indenture is filed as an exhibit to this prospectus and will be available for inspection at the corporate offices of the trustee, or as described under the heading "Where You Can Find More Information" in this prospectus. The indentures will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. We will execute the applicable indenture when and if we issue debt securities. The following summary of certain provisions of the debt securities and the indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of the indentures, including the definitions of certain terms and the applicable prospectus supplement. You should read the indentures carefully to fully understand the terms of the debt securities.

General

   The debt securities will be our direct, unsecured obligations and may be either senior debt securities or subordinated debt securities.

   The indebtedness represented by the senior debt securities will rank equally with our other senior debt that may be outstanding from time to time. The payment of principal, premium, if any, and interest on indebtedness represented by subordinated debt securities will be subordinated, to the extent provided in a subordinated indenture, in right of payment to the prior payment in full of our senior debt.

   Each indenture will provide that the debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time (i) in or pursuant to authority granted by a resolution of the Board of Directors; (ii) as established in the applicable indenture; or (iii) as may be established in one or more supplemental indentures to the applicable indenture. All debt securities of one series need not be issued at the same time. Unless otherwise provided, a series may be reopened for issuances of additional debt securities of that series. This may be done without the consent of the holders of that series.

   Each indenture may provide that there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities. A successor trustee may be appointed to act with respect to that series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be a trustee of a trust under the applicable indenture separate from the trust administered by any other trustee of that series. Except as otherwise indicated, any action described to be taken by each trustee may be taken by each trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

   The prospectus supplement relating to any series of debt securities being offered will contain the specific terms of that series, including the following:

  (i)    the title of such series of debt securities;

  (ii) the classification of such series of debt securities as senior debt securities or subordinated debt securities;

  (iii) the aggregate principal amount of such series of debt securities and any limit on the aggregate principal amount;

  (iv) the percentage of the principal amount at which such series of debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity of such series of debt securities;

  (v) if convertible in whole or in part into shares of common stock or shares of preferred stock, the terms on which such series of debt securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the shares of common stock or shares of preferred stock receivable on conversion;

  (vi) the date or dates, or the method for determining the date or dates, on which the principal of such series of debt securities will be payable;

  (vii) the rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such series of debt securities will bear interest, if any;

  (viii) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any interest will be payable, the Regular Record Dates for the Interest Payment Dates, or the method by which the dates will be determined, the person to whom the interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

  (ix) the place or places where the principal, premium, if any, and interest on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us in respect of the debt securities and the applicable indenture may be served;

  (x) the period or periods within which, the price or prices at which and the other terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option, if we were to have that option;

  (xi) our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to the obligation;

  (xii) if other than U.S. dollars, the currency or currencies in which the debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

  (xiii) whether the amount of payments of principal, premium, if any, or interest on the debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which those amounts will be determined;

  (xiv) any additions to, modifications of or deletions from the terms of the debt securities with respect to Events of Default or covenants set forth in the applicable indenture;

  (xv) whether such debt securities will be issued in certificated or book-entry form;

  (xvi) whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

  (xvii) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable indenture;

  (xviii) if such debt securities are to be issued upon the exercise of warrants, the time, manner and place for such debt securities to be authenticated and delivered; and

  (xix) any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

   The debt securities may provide for less than the entire principal amount to be payable upon declaration of acceleration of the maturity of such debt securities. Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

   The indentures will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction in which we are involved or in the event of a change in control, unless otherwise specified in the applicable prospectus supplement. Restrictions on ownership and transfers of our common stock and shares of preferred stock are designed to preserve our status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock--General" and "Risk Factors--Other Risks." You should read the applicable prospectus supplement carefully for information with respect to any deletions from, modifications of or additions to our Events of Default. The applicable prospectus supplement may also contain changes to the covenants described below, including any addition of a covenant or other provision providing event risk or similar protection.

Denomination, Interest, Registration and Transfer

   Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

   Unless otherwise specified in the applicable prospectus supplement, the principal, applicable premium and interest on any series of debt securities will be payable at the corporate trust office of the applicable trustee. The address of that trustee will be stated in the applicable prospectus supplement. However, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such debt securities. Such payment may also be made by wire transfer of funds to that person at an account maintained within the United States.

   Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will from that time cease to be payable to the holder on the applicable regular record date. It may be paid to the person in whose name the debt security is registered at the close of business on a special record date for the payment of that interest which record date will be fixed by the applicable trustee. Notice of the payment will be given to the holder of that debt security not less than ten days before the record date. It may also be paid at any time in any other lawful manner, all as more completely described in the applicable indenture.

   Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series upon surrender of the debt securities at the corporate trust office of the applicable trustee. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the applicable trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable prospectus supplement refers to any transfer agent (in addition to the applicable trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of that transfer agent or approve a change in the location through which any of those transfer agents act. However, we will be required to maintain a transfer agent in each place of payment for that series. We may at any time designate additional transfer agents with respect to any series of debt securities.

   We will not nor will any trustee be required to do any of the following:

  . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  . register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security being redeemed in part;

  . exchange any bearer security so selected for redemption, except to exchange such bearer security for a registered security of that series of like tenor when immediately surrendered for redemption; or

  . issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale

   We will be permitted to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, if:

  . either we will be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which has received the transfer of such assets will expressly assume payment of the principal, premium, if any, and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in each indenture;

  . immediately after giving effect to the transaction, no Event of Default under the applicable indenture has occurred and is continuing; and

  . an officer's certificate and legal opinion covering such conditions will be delivered to each trustee.

Certain Covenants

   Existence. Except as described above under "--Merger, Consolidation or Sale," we are required to do or cause to be done all things necessary to preserve and keep in full force and effect our existence.

   Payment of Dividends. We will not be permitted to declare or pay any dividends or make any distributions to holders of our capital stock (other than dividends or distributions necessary to maintain our REIT status), or purchase, redeem or otherwise acquire or retire any of our capital stock if at the time of such action an event of default has occurred and is continuing or would exist immediately after giving effect to such action. See "Events of Default, Notice and Waiver" below.

   Provision of Financial Information. We will, to the extent permitted under the Exchange Act, file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents, which we refer to as the Financial Information, which we may be required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act on or before the respective dates by which we may be required so to file those documents. We will also, within 15 days of each Required Filing Date, to all holders of debt securities, as their names and addresses appear in the Security Register, mail copies of the annual reports and quarterly reports. These reports will be sent without cost to each holder of debt securities. We will also file with the trustees copies of the Financial Information. If our filing of such documents with the Commission is not permitted under the Exchange Act, we will promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of these documents to any prospective holder of debt securities.

   Additional Covenants And/or Modifications to The Covenants Described Above. Any additional covenants and/or modifications to the covenants we have described above with respect to any debt securities or series of debt securities will be set forth in the applicable indenture or an indenture supplemental to the applicable indenture and described in the prospectus supplement relating to those debt securities. These covenants will include any covenants relating to limitations on incurrence of indebtedness or other financial covenants.

Events of Default, Notice and Waiver

   The following will be Events of Default under the applicable indenture with respect to the debt securities of any series: (i) default for 30 days in the payment of any installment of interest on any debt security of that series;
(ii) default in the payment of principal of (and premium, if any, on) any debt security of that series at its maturity, upon redemption or otherwise; (iii) default in making any sinking fund payment as required for any debt security of that series; (iv) default in the performance or breach of any other of our covenants or warranties contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than that series), that continues for 60 days after written notice as provided in the applicable indenture; (v) default in the payment of an aggregate principal amount exceeding $1,000,000 of any of our indebtedness, mortgage, indenture or other instrument under which that indebtedness is issued or by which the indebtedness is secured. However, the default must have occurred after the expiration of any applicable grace period and must have resulted in the acceleration of the maturity of the indebtedness, but only if that indebtedness is not discharged or the acceleration is not rescinded or annulled within a specified period of time; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company; and (vii) any other Event of Default provided with respect to a particular series of debt securities.

   If an Event of Default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice to us (and to the applicable trustee if given by the holders). However, at any time after that declaration of acceleration with respect to debt securities of that series

(or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of that series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences. This rescission may occur if:

  . we have deposited with the applicable trustee all required payments of the principal, premium, if any, and interest on the debt securities of the series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

  . all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in the indenture.

   Each indenture will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences. This waiver does not apply to the following:

  . a default in the payment of the principal of, premium, if any, or interest on any debt security of the series; or

  . a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected by that default.

   Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to that indenture or for any remedy allowed under the indenture. However, proceedings may be instituted in the cases of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of indemnity reasonably satisfactory to it. However, this provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, premium, if any, and interest on, and any additional amounts in respect of those debt securities at the respective due dates.

   Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under that indenture. However, if such holders have offered to the trustee reasonable security or indemnity the trustee is obligated to exercise its rights or powers under the applicable indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee exercising any trust or power conferred upon that trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve that trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of that series not joining therein.

   Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of several specified officers. This certificate will state whether or not the officer has knowledge of any default under the applicable indenture. If the officer has this knowledge, the certificate will specify each default and the nature and status of that default.

Modification of the Indentures

   Modifications and amendments of an indenture will not be permitted to be made unless the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under that indenture which are affected by the modification or amendment is obtained. However, none of these modifications or amendments may, without the consent of the holder of each such debt security affected thereby, do any of the following things:

  . change the stated maturity of the principal of, or any installment of interest, or premium on any such debt security;

  . reduce the principal amount of, or the rate or amount of interest on any such debt security;

  .   reduce any premium payable on redemption of, any such debt security;

  . reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

  . change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such debt security;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

  . reduce the stated percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions of that indenture or certain defaults and consequences thereunder;

  . reduce the quorum or voting requirements set forth in the applicable indenture;

  . modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action; or

  . to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

   The holders of not less than a majority in principal amount of outstanding debt securities of each series affected by those covenants in the indenture will have the right to waive compliance by us with certain covenants in the indenture.

   We may amend and modify each indenture and substitute the respective trustee thereunder without the consent of any holder of debt securities for any of the following purposes:

  . to evidence the succession of another entity to us as obligor under the applicable indenture;

  . to add or change any provisions of an indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action will not adversely affect the interests of the holders of the debt securities of any series in any material respect; or

  . to cure any ambiguity, defect or inconsistency in an indenture, provided that such action will not adversely affect the interests of holders of debt securities of any series issued under such indenture in any material respect.

Conversion Rights

   The terms and conditions, if any, upon which the debt securities are convertible into shares of common stock or shares of preferred stock will be set forth in the applicable prospectus supplement relating thereto. The terms will include:

  . whether such debt securities are convertible into shares of common stock or shares of preferred stock;

  .   the conversion price (or manner of calculation thereof);

  .   the conversion period;

  . provisions as to whether conversion will be at the option of the holders or the Company; and

  . the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

Redemption of Securities

   Each indenture will provide that our debt securities may be redeemed at any time at our option, in whole or in part, at a stated redemption price, except as may otherwise be provided in connection with any debt securities or series of debt securities under the applicable indenture.

Subordination

   The payment of the principal of, or premium, if any, and interest on any subordinated debt securities will be expressly subordinated, to the extent and in the manner set forth in an indenture governing such subordinated debt securities, in right of payment to the prior payment in full of all of our senior debt. Such subordination provisions will be described in detail in the applicable prospectus supplement.

Subrogation

   Subject to the payment in full in cash of all amounts then due (whether by acceleration of the maturity thereof or otherwise) on account of all senior debt at the time outstanding, the holders of a subordinated debt security will be subrogated to the rights of the holders of senior debt to receive payments or distributions of cash, property or securities of the Company applicable to the senior debt until the principal of (and premium, if any) and interest on the subordinated debt securities is paid in full.

Global Securities

   The debt securities of a series may be issued in whole or in part in the form of one or more Global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to that series. Global securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

                          DESCRIPTION OF CAPITAL STOCK

   The following description is only a summary of certain terms and provisions of our capital stock. You should refer to our Charter and By-Laws for the complete provisions thereof.

General

   The total number of shares of capital stock of all classes that we are authorized to issue is 70,000,000. Currently, the Charter authorizes the issuance of 51,484,000 shares of common stock, par value $.0001 per share, 40,000 shares of Series A preferred stock, par value $.0001 per share, 2,476,000 shares of Series B preferred stock, par value $.0001 per share, and 16,000,000 shares of excess stock, par value $.0001 per share. As of November 23, 2001, 8,420,000 shares of common stock were issued and outstanding. The outstanding common stock is currently listed on the New York Stock Exchange under the symbol "SIZ". We intend to apply to the New York Stock Exchange to list any additional shares of common stock pursuant to any prospectus supplement, and we anticipate that such shares will be so listed.

   Our Board of Directors is authorized by the Charter, to classify and reclassify any of our unissued shares of capital stock, by, among other alternatives, setting, altering or eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, our capital stock. The power of the Board of Directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class or classes of preferred stock or other stock.

   Pursuant to the provisions of the Charter, if a transfer of stock occurs such that any person would own, beneficially or constructively (applying the applicable attribution rules of the Code), more than 9.9% (in value or in number, whichever is more restrictive) of our outstanding equity stock (excluding shares of excess stock), then the amount in excess of the 9.9% limit will automatically be converted into shares of excess stock, any such transfer will be void from the beginning, and we will have the right to redeem such stock. These restrictions also apply to any transfer of stock that would result in our being "closely held" within the meaning of Section 856(h) of the Code or otherwise failing to qualify as a REIT for federal income tax purposes. Upon any transfer that results in excess stock, such excess stock shall be held in trust for the exclusive benefit of one or more charitable beneficiaries designated by us. Upon the satisfaction of certain conditions, the person who would have been the record holder of equity stock if the transfer had not resulted in excess stock may designates a beneficiary of an interest in the trust. Upon such transfer of an interest in the trust, the corresponding shares of excess stock in the trust shall be automatically exchanged for an equal number of shares of equity stock of the same class as such stock had been prior to it becoming excess stock and shall be transferred of record to the designated beneficiary. Excess stock has no voting rights, except as required by law, and any vote cast by a purported transferee in respect of shares of excess stock prior to the discovery that shares of equity stock had been converted into excess stock shall be void from the beginning. Excess stock shall be entitled to dividends equal to the dividends declared on any class of equity stock from which the excess stock has been converted, which dividends shall be held in trust for the benefit of the charitable beneficiary. Any dividend paid prior to our discovery that equity stock has been converted to excess stock shall be paid to the trustee of the trust upon demand. In the event of our liquidation, each holder of excess stock shall be entitled to receive that portion of our assets that would have been distributed to the equity stock in respect of which such excess stock was issued. The trustee of the trust holding excess stock shall distribute such assets to the beneficiaries of such trust. These restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of our capital stock are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of excess stock.

   Our board of directors, upon at least 15 days' written notice from a transferee prior to a proposed transfer that would result in the intended transferee "beneficially owning" (after the application of the applicable attribution rules of the Code) equity stock in excess of the 9.9% ownership limit and the satisfaction of such other conditions as the board of directors may direct, may in its sole and absolute discretion exempt a person from the ownership limit. Our board of directors may in its sole and absolute discretion exempt a person from the limitation on a person "constructively owning" equity stock in excess of the 9.9% ownership limit if (x) such person does not and represents that it will not directly or "constructively own" (after the application of the applicable attribution rules of the Code) more than a 9.9% interest in a tenant of ours; (y) we obtain such representations and undertakings as are reasonably necessary to ascertain this fact; and (z) such person agrees that any violation or attempted violation of such representations, undertakings and agreements will result in such equity stock in excess of the ownership limit being converted into and exchanged for excess stock. Our board of directors may from time to time increase or decrease the 9.9% limit, provided that the 9.9% limit may be increased only if five persons could "beneficially own" or "constructively own" (applying the applicable attribution rules of the Code) no more than 50.0% in value of the shares of equity stock then outstanding.

Description of Common Stock

   Distributions. Subject to the preferential rights of any shares of preferred stock currently outstanding or subsequently classified and to the provisions of our Charter regarding restrictions on transfer and ownership of shares of common stock, as a holder of our common stock, you will be entitled to receive distributions, if, as and when declared by our board of directors, out of our assets that we may legally use for distributions to stockholders and to share ratably in our assets that we may legally distribute to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We currently pay regular quarterly distributions on our common stock.

   Relationship to Preferred Stock and Other Shares of Common Stock. Your rights as a holder of shares of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that have been issued and that may be issued in the future. Our board of directors may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to our officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

   As a holder of our common stock, you will have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter regarding restrictions on ownership and transfer, all shares of common stock have equal distribution, liquidation, voting and other rights.

   Voting Rights. Subject to the provisions of our charter regarding restrictions on transfer and ownership of shares of common stock, as a holder of common stock, you will have one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of shares of capital stock, the holders of common stock will possess the exclusive voting power.

   There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock, if any, will not be able to elect any directors, except as otherwise provided for any series of our preferred stock.

   Stockholder Liability. Under Maryland law applicable to Maryland corporations, you will not be liable as a shareholder for our obligations solely as a result of your status as a stockholder.

   Transfer Agent. The registrar and transfer agent for shares of our common stock is The Bank of New York.

Description of Preferred Stock

   General. Shares of preferred stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Before issuance of shares of each series, the Board is required to fix for each such series, subject to the provisions of Maryland law and our Charter, the powers, designations, preferences and relative, participating, optional or other special rights of such series and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority of, shares of common stock might believe to be in their best interests, or in which holders of some, or a majority of, shares of common stock might receive a premium for their shares of common stock over the then market price of such shares. The shares of preferred stock will, when issued, be fully-paid and non-assessable and will have no preemptive rights.

   The prospectus supplement relating to any shares of preferred stock offered thereby will contain the specific terms, including:

  (i)    The title and stated value of such shares of preferred stock;

  (ii) The number of such shares of preferred stock offered, the liquidation preference per share and the offering price of such shares of preferred stock;

  (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such shares of preferred stock;

  (iv) The date from which dividends on such shares of preferred stock will accumulate, if applicable;

  (v) The procedures for any auction and remarketing, if any, for such shares of preferred stock;

  (vi) The provision for a sinking fund, if any, for the shares of preferred stock;

  (vii) The provisions for redemption, if applicable, of the shares of preferred stock;

  (viii) Any listing of the shares of preferred stock on any securities exchange;

  (ix) The terms and conditions, if applicable, upon which the shares of preferred stock will be convertible into shares of common stock of the Company, including the conversion price (or manner of calculation thereof);

  (x) A discussion of federal income tax considerations applicable to such shares of preferred stock;

  (xi) The relative ranking and preferences of such shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

  (xii) Any limitations on issuance of any series of shares of preferred stock ranking senior to or on a parity with such series of shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

  (xiii) Any limitations on direct or beneficial ownership and restrictions on transfer of such shares of preferred stock, in each case as may be appropriate to preserve our status as a REIT; and

  (xiv) Any other specific terms, preferences, rights, limitations or restrictions of such shares of preferred stock.

   The Registrar and Transfer Agent for the shares of preferred stock will be set forth in the applicable prospectus supplement.

   The description of the provisions of the shares of preferred stock set forth in this prospectus and in the related prospectus supplement is only a summary, does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the definitive Articles Supplementary to our Charter relating to such series of shares of preferred stock. You should read these documents carefully to fully understand the terms of the shares of preferred stock. In connection with any offering of shares of preferred stock, Articles Supplementary will be filed with the SEC as an exhibit or incorporated by reference in the Registration Statement.

Description of Stockholder Rights Plan

   Our board of directors has adopted a stockholder rights plan. As a result, we issued one right for each outstanding share of common stock. One right will be issued for each additional share of common stock that we issue, including any shares of common stock issued under this prospectus. Each right entitles the holder to purchase on one-thousandth of a share of our Series A preferred stock at an exercise price of $40. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 15% or more of our common stock or certain similar event. The rights expire on August 27, 2008, unless earlier redeemed. The rights are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 15% or more of our common stock, commences a tender offer for 15% or more of our common stock, or our board of directors determines that a substantial stockholder's ownership may be adverse to the interests of our other stockholders or our qualification as a REIT. In certain circumstances, the rights will be exercisable for the stock of any entity into which we merge or to which we convey a substantial portion of our assets.

                            DESCRIPTION OF WARRANTS

General

   We may issue warrants for the purchase of debt securities, shares of preferred stock or shares of common stock. Warrants may be issued independently or together with any other securities offered by any prospectus supplement and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summary of certain provisions of the securities warrant agreement and the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the securities warrant agreement and the securities warrant certificates relating to each series of warrants which will be filed with the SEC and incorporated by reference as an exhibit to the Registration Statement of which this prospectus is a part at or before the time of the issuance of that series of warrants.

   If warrants are offered, the applicable prospectus supplement will describe the terms of those warrants, including, in the case of warrants for the purchase of debt securities, the following:

  .   the offering price;

  . the denominations and terms of the series of debt securities purchasable upon exercise of such warrants;

  . the designation and terms of any series of debt securities with which such warrants are being offered and the number of such warrants being offered with such debt securities;

  . the date, if any, on and after which such warrants and the related series of debt securities will be transferable separately;

  . the principal amount of the series of debt securities purchasable upon exercise of each such securities warrant and the price at which such principal amount of debt securities of such series may be purchased upon such exercise;

  . the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

  .   whether the warrants will be issued in registered or bearer form;

  .   any special United States Federal income tax consequences;

  . the terms, if any, on which we may accelerate the date by which the warrants must be exercised; and

  .   any other material terms of such warrants.

   In the case of warrants for the purchase of shares of preferred stock or shares of common stock, the applicable prospectus supplement will describe the terms of those warrants, including the following where applicable:

  .   the offering price;

  . the type and aggregate number of shares purchasable upon exercise of the warrants, the exercise price, and in the case of warrants for shares of preferred stock, the designation, aggregate number and terms of the series of shares of preferred stock with which the warrants are being offered, if any, and the number of such warrants being offered with the shares of preferred stock;

  . the date, if any, on and after which the warrants and the related series of shares of preferred stock, if any, or shares of common stock will be transferable separately;

  . the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

  .   any special United States Federal income tax consequences; and

  .   any other material terms of the warrants.

   Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of any securities warrant to purchase debt securities, holders of such warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such debt securities or to enforce covenants in the applicable indenture. Before the exercise of any warrants to purchase shares of preferred stock or shares of common stock, holders of such warrants will not have any rights of holders of such shares of preferred stock or shares of common stock, including the right to receive payments of dividends, if any, on such shares of preferred stock or shares of common stock, or to exercise any applicable right to vote.

Exercise of Warrants

   Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or number of shares of preferred stock or shares of common stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by us), unexercised warrants will become void.

   Warrants may be exercised by delivering to the warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the shares of common stock purchasable upon such exercise, together with certain information set forth on the reverse side of the securities warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five
(5) business days, of the securities warrant certificate evidencing such warrants. Upon receipt of such payment and the securities warrant certificate properly completed and duly executed at the corporate trust office of the securities warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock purchasable upon such exercise. If fewer than all of the warrants represented by such securities warrant certificate are exercised, a new securities warrant certificate will be issued for the remaining amount of warrants.

Amendments and Supplements to Warrant Agreements

   The warrant agreements may be amended or supplemented without the consent of the holders of the warrants issued under the warrant agreement to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

Common Stock Warrant Adjustments

   Unless otherwise indicated in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will be subject to adjustment in certain events, including:

  . payment of a dividend on the shares of common stock payable in shares of common stock and stock splits, combinations or reclassifications of the shares of common stock;

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

  . issuance to all holders of shares of common stock of rights or warrants to subscribe for or purchase shares of common stock at less than their current market price (as defined in the warrant agreement for that series of shares of common stock warrants); and

  . certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings), or of subscription rights and warrants (excluding those referred to above).

   No adjustment in the exercise price of, and the number of shares of common stock covered by, a common stock warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will not be adjusted for the issuance of shares of common stock or any securities convertible into or exchangeable for shares of common stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

   In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or exchange of the shares of common stock (other than solely a change in par value or from par value to no par value), then any holder of a common stock warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such common stock warrant the kind and amount of shares or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's common stock warrant immediately before the occurrence of such event. If the consideration to be received upon exercise of the common stock warrant following any such event consists of shares of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such common stock warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock warrant were shares of common stock.

         CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BY-LAWS

   The following paragraphs summarize certain provisions of Maryland law and our Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Charter, including any Articles Supplementary, and Bylaws. You should read these documents carefully to fully understand the terms of Maryland law, our Charter and our Bylaws.

The Board of Directors

   Our Board of Directors is currently comprised of eight directors. Our Bylaws provide that the Board may alter the number of directors to a number not exceeding 15 nor below the minimum permitted in our Bylaws. Our Charter provides that the members of the Board shall be divided, as evenly as possible, into three classes, with approximately one-third of the directors elected by the stockholders annually. Each director is to serve for a three year term or until his or her successor is duly elected and has qualified. Holders of shares will have no right to cumulative voting in the election of directors. We have elected to be governed by the recent Maryland law described below as it relates to a classified board.

Amendment of Charter and By-Laws

   Our Charter generally may be amended only by the affirmative vote of the holders of a majority of the votes entitled to be cast on the matter. However, any amendment relating to our REIT qualification restrictions,

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

our Series A Preferred Stock (issued in connection with our stockholder rights plan), our board of directors, our election to be exempt from the Maryland business combination statute, indemnification and limitation of liability or charter amendments requires the advice and recommendation of at least 75% of our board of directors. In addition, charter amendments regarding our classified board of directors, by-law amendments, our election under the Maryland business combination statute, indemnification and limitation of liability and amendments require the affirmative approval of 75% of the votes entitled to be cast on the matter. This 75% vote is also required to amend the Charter to provide for cumulative voting in the election of directors.

   Our bylaws may be amended only by the board of directors or by 75% of the aggregate voting power of all classes of capital stock.

Business Combinations

   As a Maryland corporation, we are subject to certain restrictions concerning certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder." Interested stockholders are persons (i) who beneficially own 10% or more of the voting power of our shares or (ii) are affiliates or associates of us who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our shares. Such business combinations are prohibited for 5 years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of our outstanding voting shares and (ii) 66 2/3% of the votes entitled to be cast by holders of our outstanding voting shares other than shares held by the interested stockholder or an affiliate or associate of the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

   Maryland law provides that, with certain exceptions, "control shares" of a corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the stockholders by the affirmative vote of two-thirds, excluding shares of stock owned by the acquiring person or by officers or directors who are employees of the corporation. "Control shares" are shares of voting stock which, if aggregated with all other such shares previously acquired by such a person, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power: (i) 10% or more but less than 33 1/3%, (ii) 33 1/3% or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

   As permitted under Maryland law, our Bylaws contain a provision opting out of the control share acquisition statute.

Advance Notice of Director Nominations and New Business

   Pursuant to our Bylaws, a stockholder seeking to nominate persons for election to our Board of Directors or propose other business to be conducted at an annual meeting of stockholders or to nominate persons for

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

election of directors at any special meeting of stockholders called for the purpose of electing directors must provide the required notice to our chairman of the board (i) in the case of an annual meeting, generally not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and (ii) in the case of a special meeting, not later than the earlier of the 10th day following the day on which notice of the special meeting was mailed or public disclosure of the date of the special meeting.

   The purpose of requiring such advance notice by stockholders is to provide the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or advisable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our Bylaws do not give the Board of Directors any power to disapprove of stockholder nominations or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. In addition, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or in the best interests of the Company and its stockholders. The provisions in our Bylaws regarding advance notice provisions could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Meetings of Stockholders

   Under our Bylaws, annual meetings of stockholders are to be held in May of the following year at a date and time as determined by our board, the Chairman of the Board or the President. Special meetings of stockholders may be called only by a majority of the directors then in office, by the Chairman or the President and must be called by the Secretary upon the written request of the holders of a majority of the shares of our common stock entitled to vote at a meeting. Only matters set forth in the notice of the meeting may be considered and acted upon at such a meeting. Our Bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at that meeting.

Recent Maryland Legislation

   In 1999, Maryland enacted legislation which allows publicly held Maryland corporations to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland corporation in its articles or bylaws or by resolution adopted by its board of directors so long as the corporation has at least three directors who, at the time of electing to be subject to the provisions, are not:

  .   officers or employees of the corporation;

  .   persons seeking to acquire control of the corporation;

  . directors, officers, affiliates or associates of any person seeking to acquire control; or

  . nominated or designated as directors by a person seeking to acquire control.


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

   Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland corporation elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Stockholder approval is not required for the filing of articles supplementary.

   The Maryland legislation provides that a corporation can elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions contained in that corporation's existing charter documents:

  . Classified Board: The corporation may divide its board into three classes which, to the extent possible, will have the same number of directors, the terms of which will expire at the third annual meeting of stockholders after the election of each class;

  . Two-thirds Stockholder Vote to Remove Directors Only for Cause: The stockholders may remove any director only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the stockholders generally in the election of directors, but a director may not be removed without cause;

  . Size of Board Fixed by Vote of Board: The number of directors will be fixed only by resolution of the board;

  . Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a director, may be filled only by the affirmative vote of a majority of the remaining directors even if they do not constitute a quorum. Directors elected to fill vacancies will hold office for the remainder of the full term of the class of directors in which the vacancy occurred, as opposed to until the next annual meeting of stockholders, and until a successor is elected and qualifies; and

  . Stockholder Calls of Special Meetings: Special meetings of stockholders may be called by the secretary of the corporation only upon the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the MGCL.

   We have not elected to be governed by the specific provisions of the 1999 legislation other than regarding removal of directors. However, our charter and/or Bylaws, as applicable, already provide for a classified board, that the number of directors is to be determined by a resolution of the board, subject to a minimum number, and that our secretary must call a special meeting of stockholders only upon the written request of the holders of a majority of our outstanding securities entitled to vote. In addition, we can elect to be governed by any or all of the provisions of the Maryland legislation at any time in the future.

Prohibited Transactions

   Our Charter prohibits us from entering into certain transactions, such as the following:

  . Investing more than 10% of our assets in unimproved real property or mortgage loans on unimproved real property;

  . Investing in commodities or commodity futures contracts, other than interest rate futures used solely for hedging purposes;

  . Issuing equity securities redeemable at the option of the holder thereof;

  . Subject to certain exceptions, issuing options and warrants to purchase common stock at an exercise price of less than the fair market value of the common stock;

  . Investing in real estate contracts for sale, unless the real estate contracts are in recordable form and appropriately recorded in the chain of title;

  . Investing in mortgage loans unless an appraisal is obtained for the underlying property; and

  . Allowing our aggregate borrowing to exceed 300% of our net assets, unless the independent directors on our board of directors determine that a higher level of borrowing is appropriate.

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

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Introductory Notes

   The following is a description of the material Federal income tax considerations to a holder of our common stock and our debentures. An applicable prospectus supplement will contain information about additional Federal income tax considerations, if any, relating to particular offerings of our common stock, preferred stock, debt securities or warrants. The following discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws.

   Jaeckle Fleischmann & Mugel, LLP has provided an opinion to the effect that this discussion, to the extent that it contains descriptions of applicable Federal income tax law, is correct in all material respects and fairly summarizes the Federal income tax laws referred to herein. This opinion is filed as an exhibit to the registration statement of which this prospectus is a part. This opinion, however, does not purport to address the actual tax consequences of the purchase, ownership and disposition of our common stock or any of our other securities to any particular holder. The opinion, and the information in this section, is based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions. The reference to Internal Revenue Service interpretations and practices includes Internal Revenue Service practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this prospectus. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the opinion and the information in this section are based. Any change of this kind could apply retroactively to transactions preceding the date of the change. Moreover, opinions of counsel merely represent counsel's best judgment with respect to the probable outcome on the merits and are not binding on the Internal Revenue Service or the courts. Accordingly, even if there is no change in applicable law, no assurance can be provided that such opinion, or the statements made in the following discussion, will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

   EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR, REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF SECURITIES OF AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Us as a REIT

   General. We have elected to be taxed as a REIT under Sections 856 through 859 of the Code, commencing with our taxable year which ended December 31, 1987. Our qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. We believe that we are organized and have operated in such a manner as to qualify under the Code for taxation as a REIT since our inception, and we intend to continue to operate in such a manner. No assurances, however, can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify" below.

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

   The following is a general summary of the material Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

   Jaeckle Fleischmann & Mugel, LLP has provided to us an opinion to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, effective for each of our taxable years ended December 31, 1997 through December 31, 2000, and our current and proposed organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT for taxable year 2001 and thereafter. This opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that this opinion is conditioned upon certain assumptions and representations made by us to Jaeckle Fleischmann & Mugel, LLP as to factual matters relating to our organization and operation and that of our subsidiaries. In addition, this opinion is based upon our factual representations concerning our business and properties as described in the reports filed by us under the federal securities laws.

   Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various requirements under the Code described in this prospectus with regard to, among other things, the sources of our gross income, the composition of our assets, our distribution levels, and our diversity of stock ownership. Jaeckle Fleischmann & Mugel, LLP will not review our operating results on an ongoing basis. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we satisfy all of the tests for REIT qualification or will continue to do so.

   If we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on net income that we currently distribute to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation.

   Notwithstanding our REIT election, however, we will be subject to Federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on any items of tax preference and alternative minimum tax adjustments. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax on prohibited transactions. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax equal to the gross income attributable to the greater of either (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% test for the taxable year or (ii) the amount by which 90% of our gross income exceeds the amount of our income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year; (ii) 95% of our REIT capital gain net income for such year (for this purpose such term includes capital gains which we elect to retain but which we report as distributed to our stockholders. See "--Annual Distribution Requirements" below); and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then, to the extent of such property's built-in gain (the excess of the fair market value of such property at the time of acquisition by us over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable assuming that we made or would make an election pursuant to Notice 88-19 or Treasury Regulations that were promulgated in 2000. Eighth, we would be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and a taxable REIT subsidiary were not comparable to similar arrangements among unrelated parties.

Requirements for Qualification

   The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation but for Code Sections 856 through 859; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) of which not more than 50% in value of the outstanding capital stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year after applying certain attribution rules; (vii) that makes an election to be treated as a REIT for the current taxable year or has made an election for a previous taxable year which has not been revoked and (viii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Condition (vi) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining stock ownership under condition (vi), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (vi). Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. We have issued sufficient common stock with sufficient diversity of ownership to allow us to satisfy requirements (v) and (vi). In addition, our Charter contains restrictions regarding the transfer of our stock and the issuance of excess stock intended to assist in continuing to satisfy the stock ownership requirements described in (v) and (vi) above. See "Description of Capital Stock--General." These restrictions, however, may not ensure that we will be able to satisfy these stock ownership requirements. If we fail to satisfy these stock ownership requirements, we will fail to qualify as a REIT.

   In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

   To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We believe that we have complied with this requirement. In particular, we should not succeed to the earnings and profits of Sizeler Real Estate Management Co. Inc. as a result of our acquisition of that entity in October 2001 because we intend to make a Code Section 338(h)(10) election, which will cause us to be treated as acquiring the assets rather than the stock of such entity.

   For our tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be taxed as a REIT, we were required to maintain certain records and request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding shares. We have complied with such requirements. For our tax years beginning January 1, 1998 and after, these records and informational requirements are no longer a condition to REIT qualification. Instead, a monetary penalty will be imposed for failure to comply with these requirements. If we comply with these regulatory rules, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (vi) above, we will be treated as having met the requirement.

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

Qualified REIT Subsidiaries

   If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of ours will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

   A "taxable REIT subsidiary" is an entity taxable as a corporation in which we own stock and that elects with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of ours. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular "C" corporation.

   Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements among us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. We currently do not have any taxable REIT subsidiaries.

Income Tests

   In order for us to maintain qualification as a REIT, certain separate percentage tests relating to the source of our gross income must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property," gain, and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities, some payments under hedging instruments, or from any combination of the foregoing.

   Rents received by us will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

   Second, rents received from a tenant will not qualify as "rents from real property" if we, or a direct or indirect owner of 10% or more of our stock, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). We may, however, lease our properties to a taxable REIT subsidiary and rents received from that subsidiary will not be disqualified from being "rents from real property" by reason of our ownership interest in the subsidiary if at least 90% of the property in question is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space.

   Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Under prior law, this 15% test was based on relative

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adjusted tax basis of both the real and personal property. For taxable years beginning after December 31, 2000, the test is based on relative fair market value of the real and personal property.

   Generally, for rents to qualify as "rents from real property" for the purposes of the gross income tests, we are only allowed to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Income received from any other service will be treated as "impermissible tenant service income" unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, if we attach a schedule of the sources of our income to our federal income tax return for such years, and if any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "--General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

Asset Tests

   At the close of each quarter of our taxable year, we must satisfy six tests relating to the nature of our assets.

   1. At least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items and government securities. Our real estate assets include, for this purpose, our allocable share of real estate assets held by the partnerships in which we own an interest, and the non-corporate subsidiaries of these partnerships, as well as stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or long term debt.

   2. Not more than 25% of our total assets may be represented by securities, other than those in the 75% asset class.

   3. Except for certain investments in REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets.

   4. Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10% of any one issuer's outstanding voting securities.

   5. Except for certain investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify as "straight debt" under the Internal Revenue Code.

   6. Not more than 20% of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

   For purposes of these asset tests, any shares of qualified REIT subsidiaries are not taken into account, and any assets owned by the qualified REIT subsidiary are treated as owned directly by the REIT.

   Securities, for purposes of the assets tests, may include debt we hold. However, debt we hold in an issuer will not be taken into account for purposes of the 10% value test if the debt securities meet the "straight debt" safe harbor and either (1) the issuer is an individual, (2) the only securities of the issuer that we hold are straight debt or (3) if the issuer is a partnership, we hold at least a 20 percent profits interest in the partnership.

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

Debt will meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money (1) which is not convertible, directly or indirectly, into stock and (2) the interest rate (or the interest payment dates) of which is not contingent on the profits, the borrower's discretion or similar factors.

   With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including unsecured debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation (taking into account the "straight debt" exceptions with respect to certain issuers). With respect to our compliance with each of these asset tests, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

   After initially meeting the asset tests after the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an increase in the value of our assets after the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20%, or 5% asset tests or the 10% value limitation. We cannot ensure that these steps always will be successful. If we were to fail to cure the noncompliance with the asset tests within this 30 day period, we could fail to qualify as a REIT.

Annual Distribution Requirements

   We, in order to qualify as a REIT, are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (a) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions generally must be paid in the taxable year to which they relate. Dividends may be paid in the following year in two circumstances. First, dividends may be declared in the following year if the dividends are declared before we timely file our tax return for the year and if made before the first regular dividend payment made after such declaration. Second, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year; (ii) 95% of our REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

   We may elect to retain and pay tax on net long-term capital gains and require our stockholders to include their proportionate share of such undistributed net capital gains in their income. If we make such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by us, and would receive an increase in the basis of their shares in us in an amount equal to the stockholder's share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of our stockholders pursuant to this rule will be treated as distributed for purposes of the 4% excise tax.


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

   We have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at our taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, we may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, we may refinance our indebtedness to reduce principal payments and may borrow funds for capital expenditures.

   Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

   If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Tax Aspects of Our Investments in Partnerships

   General. Many of our investments are held through subsidiary partnerships and limited liability companies in which we own a 99% interest and a third party owns a 1% interest. This structure may involve special tax considerations. These tax considerations include the following:

  1. the status of each subsidiary partnership and limited liability company as a partnership (as opposed to an association taxable as a corporation) for income tax purposes; and

  2. the taking of actions by any of the subsidiary partnerships or limited liability companies that could adversely affect our qualification as a REIT.

   We believe that each of the subsidiary partnerships and each of the limited liability companies that are not disregarded entities for federal income tax purposes will be treated for tax purposes as partnerships (and not as associations taxable as corporations). If any of the partnerships were to be treated as a corporation, it would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and possibly the income tests, and in turn prevent us from qualifying as a REIT. In addition, if any of the partnerships were treated as a corporation, it is likely that we would hold more than 10% of the voting power or value of the entity and would fail to qualify as a REIT. See "Material United States Federal Income Tax Consequences--Asset Tests."

   A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of

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

income of each subsidiary partnership and limited liability company that is treated as a partnership for federal income tax purposes is treated as our assets and items of income for purposes of applying the asset and income tests. We have control over all of the subsidiaries that are treated as partnerships for federal income tax purposes and intend to operate them in a manner that is consistent with the requirements for our qualification as a REIT.

Taxation of Stockholders

   Taxation of Taxable U.S. Stockholders. As used in the remainder of this discussion, the term "U.S. Stockholder" means a beneficial owner of common stock that is for United States federal income tax purposes:

  1. a citizen or resident, as defined in Section 7701(b) of the Code, of the United States;

  2. a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia;

  3. an estate the income of which is subject to United States federal income taxation regardless of its source; or

  4. in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

   Generally, in the case of a partnership that holds our common stock, any partner that would be a U.S. Stockholder if it held the common stock directly is also a U.S. Stockholder. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder's common stock, but rather will reduce the adjusted basis of such shares as a return of capital. To the extent that such distributions exceed the adjusted basis of a stockholder's common stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. For purposes of determining what portion of a distribution is attributable to current or accumulated earnings and profits, earnings and profits will first be allocated to distributions made to holders of the shares of preferred stock. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of ours.

   In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year, otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of common stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gain.

   Distributions that we properly designate as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for greater than one year. If we designate any portion of a dividend as a capital gain dividend, a U.S. Stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. However, stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25% rate to the extent attributable

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

to certain gains realized on the sale of real property. In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20% on net long-term capital gain (generally, the excess of net long-term capital gain over net short-term capital loss) attributable to gains realized on the sale of property held for greater that one year.

   Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

   Upon any taxable sale or other disposition of our stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes on the disposition of our stock in an amount equal to the difference between

  . the amount of cash and the fair market value of any property received on such disposition; and

  .   the U.S. Stockholder's adjusted basis in such stock for tax purposes.

   Gain or loss will be capital gain or loss if the stock has been held by the U.S. Stockholder as a capital asset. The applicable tax rate will depend on the stockholder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder's tax bracket. A U.S. Stockholder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 20%. U.S. Stockholders that acquire, or are deemed to acquire, stock after December 31, 2000 and who hold the stock for more than five years and certain low income taxpayers may be eligible for a lower long-term capital gains rate. However, to the extent that the capital gain realized by a non-corporate stockholder on the sale of REIT stock corresponds to the REIT's "unrecaptured Section 1250 gain," such gain would be subject to tax at a rate of 25%. Stockholders are advised to consult with their own tax advisors with respect to their capital gain tax liability.

   Taxation of Tax-Exempt Stockholders. Provided that a tax-exempt stockholder has not held its common stock as "debt financed property" within the meaning of the Internal Revenue Code, the dividend income from us will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, income from the sale of common stock will not constitute UBTI unless the tax-exempt stockholder has held its stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. However, for a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under Internal Revenue Code Sections 501(c)(7), (c)(9), (c)(17) and
(c)(20), respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax exempt stockholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

   A "qualified trust" (defined to be any trust described in Code Section 401(a) and exempt from tax under Code Section 501(a)) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the "five or fewer requirement") only by relying on a special "look-through" rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if either (i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a

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

qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

   The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the "look-through" rule. The restrictions on ownership of stock in our Charter should prevent application of the foregoing provisions to qualified trusts purchasing our stock, absent a waiver of the restrictions by the Board of Directors.

   Taxation of Non-U.S. Stockholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

   Distributions that are not attributable to gain from sales or exchanges by us of U.S. real property interests and not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in our stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the Non-U.S. Stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate is filed with us or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

   Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her stock as described below. We may be required to withhold U.S. income tax at the rate of at least 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide us with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

   For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case

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

of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

   Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of our stock generally would not be subject to United States taxation unless:

  . the investment in our stock is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

  . the Non-U.S. Stockholder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the non-resident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

  . our stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

   Our stock will not constitute a United States real property interest if we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by Non-U.S. Stockholders.

   We believe that, currently, we are a domestically controlled REIT and, therefore, that the sale of our stock would not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, we cannot guarantee that we are or will continue to be a domestically-controlled REIT.

   Even if we do not qualify as a domestically-controlled REIT at the time a Non-U.S. Stockholder sells our stock, gain arising from the sale still would not be subject to FIRPTA tax if:

  . the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

  . the selling Non-U.S. Stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

   If gain on the sale or exchange of our stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. Stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of non-resident alien individuals.

   State and Local Taxes. We and our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside (although U.S. Stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to our operations and distributions). The state and local tax treatment of us and our stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

Taxation of U.S. Debenture Holders

   Stated Interest. This discussion assumes that any debentures will be treated as debt, not equity, for federal income tax purposes. Each U.S. holder of a debenture and the Company must report the debenture as debt for such purposes. The stated interest on a debenture therefore will be taxable to a U.S. holder as ordinary interest income at the time it either accrues or is received, depending on such U.S. holder's method of accounting for federal income tax purposes.

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

   Original Issue Discount. Generally, a debenture will bear original issue discount ("OID") if and to the extent of any excess of the debenture's "stated redemption price at maturity" over its "issue price." The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate). The "issue price" of a debenture will be the fair market value of the debenture on the date of issuance if the debentures are deemed to be "traded on an established securities market" under the Code and as provided in Treasury Regulations. If the debentures are not so traded, the "issue price" of a debenture will be its "stated redemption price at maturity." Holders should consult their tax advisor regarding whether the debentures will be considered "traded on an established market" under the applicable regulations.

   OID would not be includible in a U.S. holder's income, however, if the U.S. holder is treated as having acquired the debenture at a "premium."

   A U.S. holder will be treated as having acquired a debenture at a "premium" if the adjusted basis of the debenture in the hands of the U.S. holder on the date of issuance exceeds the sum of all amounts payable on the debenture other than payments of qualified stated interest.

   If a U.S. holder's adjusted basis in a debenture is less than or equal to the debenture's adjusted issue price, the U.S. holder must include OID in income as it accrues (and may be subject to the market discount rules discussed below). The amount of accrued OID includible in income by such a U.S. holder would be the sum of the "daily portions" of OID with respect to the debenture for each day during the taxable year or portion of the taxable year in which such U.S. holder held such debenture ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for a debenture may be of any length and may vary in length over the term of the debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the debenture's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. The "adjusted issue price" of a debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium) and reduced by any payments made on such debenture (other than qualified stated interest) on or before the first day of the accrual period. Special rules will apply for calculating OID for an initial short accrual period. As OID accrues and is included in a U.S. holder's income, it is added to the U.S. holder's tax basis in the debentures.

   Market Discount. Generally, the market discount rules discussed below will apply to any debenture if the U.S. holder's tax basis in the debenture is less than the debenture's "adjusted issue price." If the debentures do not have OID, the market discount rules generally will apply if the stated redemption price at maturity exceeds the holder's initial tax basis in the debentures.

   Gain recognized on the disposition (including a redemption) of a debenture that has accrued market discount will be treated as ordinary income, not capital gain, to the extent of the accrued market discount, provided that the amount of market discount exceeds a statutory de minimis amount. "Market discount" is defined as the excess, if any, of (i) the stated redemption price at maturity (or, in the case of a debt obligation with OID, the adjusted issue price) over (ii) the tax basis of the debt obligation in the hands of the U.S. holder immediately after its acquisition.

   Unless a U.S. holder elects otherwise, the accrued market discount would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the U.S. holder and the denominator of which is the number of days after the U.S. holder's acquisition of the obligation up to and including its maturity date. A U.S. holder of a debenture acquired at market discount may also be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to carry the debenture until it is disposed of in a taxable transaction.

   If a U.S. holder of a debenture acquired at market discount disposes of such debenture in any transaction other than a sale, exchange or involuntary conversion, even though otherwise nontaxable (e.g., a gift), such U.S. holder will be deemed to have realized an amount equal to the fair market value of the debenture and would be required to recognize as ordinary income any accrued market discount to the extent of the deemed gain.

   A U.S. holder of a debenture acquired at market discount may elect to include the market discount in income as it accrues, either on a straight-line basis or, if elected, on a constant interest rate basis. The current income inclusion election would apply to all market discount obligations acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Internal Revenue Service. If a U.S. holder of a debenture so elects to include market discount in income currently, the rules discussed above with respect to ordinary income recognition resulting from sales and certain other disposition transactions and to deferral of interest deductions would not apply.

   Amortizable Bond Premium. Generally, a U.S. holder who acquires a debenture will have amortizable bond premium to the extent of the excess, if any, of its basis in the debenture over the amount payable on maturity of the debenture (or on an earlier call date if use of the earlier call date results in a smaller amortizable bond premium).

   A U.S. holder may elect to amortize any bond premium under Section 171 of the Code on a constant yield basis over the period from the acquisition date to the maturity date of the debenture (or, in certain circumstances, until an earlier call date) and, except as future Treasury Regulations may otherwise provide, reduce the amount of interest included in income in respect of the debenture by such amount. A U.S. holder who elects to amortize bond premium must reduce its adjusted basis in the debenture by the amount of such allowable amortization. An election to amortize the bond premium would apply to all amortizable bond premium on all taxable bonds held at or acquired after the beginning of the U.S. holder's taxable year as to which the election is made, and may be revoked only with the consent of the Internal Revenue Service.

   The amount of amortizable bond premium does not include any amount attributable to the conversion feature of the debenture. The value of the conversion feature for purposes of the amortization of bond premium may be determined under any reasonable method.

   The amortized bond premium deduction is treated as an offset to interest income on the related security for Federal income tax purposes and is limited to the purchaser's investment income from the debt instrument for the year. No deduction of unamortized bond premium will be allowed on conversion of a debenture into our common stock. Each U.S. holder is urged to consult its tax advisors as to the consequences of the treatment of such premium as an offset to interest income for Federal income tax purposes. If an election to amortize the bond premium is not made, a U.S. holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will generally receive a tax benefit from the bond premium only upon computing its gain or loss upon the sale or other disposition or payment of the principal amount of the debenture.

   Election to Treat All Interest as Original Issue Discount. A U.S. holder may elect to include in gross income all interest that accrues on the debentures using the constant-yield method with the modifications described below. For this purpose, interest includes stated interest, OID, market discount and de minimis market discount, as adjusted by an acquisition premium or amortizable bond premium. In applying the constant-yield method, the issue price of the debenture will equal the electing U.S. holder's adjusted basis in the debenture immediately after its acquisition, the issue date of the debenture will be the date of its acquisition by the electing U.S. holder and no payments on the debenture will be treated as payments of qualified stated interest.

   Sale or Redemption. Unless a nonrecognition provision applies, the sale, exchange, redemption (including pursuant to an offer by us) or other disposition of a debenture will be a taxable event for Federal income tax purposes. In such event, a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition (other than in respect of accrued and unpaid interest thereon, which will be taxable as ordinary income) and (ii) the U.S. holder's adjusted tax basis therein (as increased by any market discount previously included in income by the U.S. holder and decreased by any amortizable bond premium deducted over the term of the debenture by the U.S. holder). Subject to the discussion under "--Market Discount," such gain or loss should be capital gain or loss and will be long-term capital gain or loss if the debenture had been held by the U.S. holder for more than one year at the time of such sale, exchange, redemption or other disposition.

Taxation of Non-U.S. Debenture Holders

   Interest and OID on New Debentures. Neither interest paid by us to a non-U.S. holder nor any original issue discount will be subject to U.S. Federal income or withholding tax if (i) such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder, (ii) the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (iii) the non-U.S. holder is not a controlled foreign corporation with respect to which we are a "related person" within the meaning of the Code, and (iv) either (a) the non-U.S. holder certifies to us, under penalties of perjury, that the non-U.S. holder is not a U.S. person and provides the beneficial owner's name and address on a U.S. Treasury Form W-8 (or suitable substitute form) or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the debenture certifies, under penalties of perjury, that such Form W-8 (or suitable substitute form) has been received from the non-U.S. holder by it or by such a financial institution between it and the non-U.S. holder and furnishes the payor with a copy thereof. If the foregoing exceptions do not apply, payments on the debentures may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be applied under an applicable tax treaty).


Backup Withholding Tax and Information Reporting

   U.S. Holders. In general, information-reporting requirements will apply to certain U.S. holders with regard to payments of dividends on our stock, OID, interest, and payments of the proceeds of the sale of our stock and debentures, unless an exception applies.

   The payor will be required to withhold tax on such payments at the rate of 30.5% (scheduled to be reduced incrementally to 28% by 2006) if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the Internal Revenue Service notifies the payor that the TIN furnished by the payor is incorrect.

   In addition, a payor of interest on our debentures or dividends on our stock will be required to withhold tax at a rate of 30.5% (scheduled to be reduced incrementally to 28% by 2006) if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

   Some holders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder's United States Federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

   Non-U.S. Holders. Generally, information reporting will apply to payments of dividends on our stock, interest, including OID, and backup withholding as described above for a U.S. holder, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

   The payment of the proceeds from the disposition of our stock or debentures to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. holders unless the non-U.S. holder satisfies the requirements necessary to be an exempt non-U.S. holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. holder of stock or debentures to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interests in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

   Applicable Treasury Regulations provide presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. Under these Treasury Regulations, some holders are required to provide new certifications with respect to payments made after December 31, 2000. Because the application of these Treasury Regulations varies depending on the stockholder's particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

                              PLAN OF DISTRIBUTION

   We may sell securities to one or more underwriters for public offer and sale by them or may sell securities offered hereby to the public directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

   Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   If so indicated in the applicable prospectus supplement, we will authorize the underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts will not be less than nor greater than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of us. Contracts will not be subject to any conditions except that (i) the purchase by an institution of the securities covered by its contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the securities are being sold to underwriters, we have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by the contracts.

   Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

   The maximum commission or discount to be received by any NASD member or independent broker-dealer in connection with any offering of securities under this prospectus will not exceed 8.0% of the gross proceeds of the offering.

                                 LEGAL MATTERS

   The legality of the securities has been passed upon for us by Hogan & Hartson L.L.P. The discussion of legal matters under "Material United States Federal Income Tax Consequences" is based upon an opinion of Jaeckle Fleischmann & Mugel, LLP.

                                    EXPERTS

   The consolidated financial statements and schedules of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                                 [SIZELER LOGO]

                        Sizeler Property Investors, Inc.

                                3,000,000 Shares
                                  Common Stock

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              Ferris, Baker Watts
                                  Incorporated

                       J.J.B. Hilliard, W. L. Lyons, Inc.

                                  Advest, Inc.

                           Sterne, Agee & Leach, Inc.

                               December 19, 2001

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